Progenics Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, New York 10591 Fax: (914) 789-2817 (914) 789-2800 www.progenics.com

October 18, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Jim B. Rosenberg

Re:	Progenics Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 9, 2013 File No. 000-23143

Dear Mr. Rosenberg:

Progenics Pharmaceuticals, Inc. provides this letter in response to yours of September 23rd to Mr. Baker conveying the comments of the SEC Staff on the above-referenced filings.

For the Staff's convenience, we have included the comments as numbered in the comment letter, and our response to each comment follows immediately.

Form 10-K for the Fiscal Year Ended December 31, 2012
Business
General

1.	We note your table on page 3 indicating the stage of development of each of your product candidates. Please provide proposed disclosure to be included in an amended Form 10-K which expands your disclosure in the business section to include a discussion of the following:
•	The location, design, and goals for your Phase 2 testing in relation to PSMA ADC, MIP-1404, and Azedra;
•	The location, design, and results of your Phase 3 testing for Relistor-Oral;
•	The specific results of the Phase 1 testing for PSMA ADC, MIP-1404, and Azedra that led you to the conclusion that advancement to Phase 2 testing was warranted; and
•	The specific results of the Phase 2 testing for Relistor-Oral that led you to the conclusion that advancement to Phase 3 testing was warranted

In your discussion of the clinical development of your product candidates, please specifically identify any clinical endpoints and whether and how such endpoints were met. Please also indicate the number of patients treated in each trial. In addition, please provide a discussion of any adverse events which have occurred, identify such adverse events, and indicate the frequency with which they occurred.

Response to Comment 1:

Progenics announces via press release the commencement and results of all of its significant clinical trials, including our phase 1 and 2 trials of PSMA ADC and our phase 1, 2 and 3 trials of Relistor, and includes such releases as exhibits to contemporaneous Form 8-K filings. We also issue press releases announcing our participation in and contributions to all significant academic, professional and industry conferences which we attend, and make available on our website materials we present at such conferences, including poster and "slide-deck" presentations and monograph publications.  In addition, we submit and update required information concerning our clinical trials on the Internet at www.clinicaltrials.gov.  We have filed with the SEC with respect to (and include as Attachments to this letter unedited excerpts of):

Phase 2 testing of PSMA ADC: a September 28, 2012 Form 8-K including our release announcing the initiation of this ongoing trial (Attachment 1.1).

Phase 1 testing of PSMA ADC: February 17 and September 22, 2011 and February 14 and June 1, 2013 Forms 8-K reporting preliminary, updated and final data from this trial (Attachments 1.2-1.5)

Phase 2 testing of oral Relistor: a March 12, 2010 Form 8-K including our release announcing advancement of oral methylnaltrexone to a phase 2b/3 trial (Attachment 1.6), and a December 20, 2011 Form 8-K including a joint release of Progenics and Salix Pharmaceuticals, our worldwide ex-Japan collaborator for Relistor, announcing results of a phase 3 trial of oral methylnaltrexone (Attachment 1.7).

In January of this year, Progenics acquired Molecular Insight Pharmaceuticals, Inc. (MIP or Molecular), the originator of the MIP-1404 and Azedra programs, and has made disclosures concerning  these programs in its 2012 Form 10-K and its 1Q13 and 2Q13 Forms 10-Q. Molecular itself reported on these and other research and development programs in Forms 10-K and 10-Q and other announcements during the period between its 2007 initial public offering and the termination of its Exchange Act reporting requirements during its late-2010 bankruptcy reorganization, including its May 10, 2007 Form 8-K announcing initiation of its phase 1/2 Azedra trial (Attachment 1.8).  As MIP made the determinations to commence the extant clinical trials of these candidates, as well as to suspend the Azedra trial, before Progenics acquired it, Progenics was not involved in those determinations.  Progenics, through MIP, is continuing the MIP-1404 trial in order to make its own evaluation of this candidate, and is working to develop a path forward for the Azedra trial.

In addition to and including information included in the disclosures referred to above, Progenics throughout the clinical trial phase makes determinations regarding the results, advancement, modification, delay or abandonment of trials using proprietary and confidential processes and ordinarily involving consultants and outside experts, based on a number of factors encompassing, among others, the results of the trial in relation to established endpoints; the occurrence and severity of adverse events and the correlation of such events with administration of the drug candidate; existing and prospective resources available to the Company for further clinical paths of development at a given time; the potential commercial viability for a product comprising or based on the candidate; and the current or prospective existence of products developed by others which may affect such viability.

Progenics believes the disclosures described or referenced above constitute all the non-confidential information currently available concerning these trials that is material to investors. Progenics also regularly publicly announces, and includes in its SEC reporting, significant developments in its clinical efforts. Accordingly, we do not believe restating them in an amended 2012 Form 10-K filing would provide any significant new information to our stockholders and therefore do not believe an amendment is warranted. Our practice is and continues to be to review and update disclosures regarding our business at all appropriate times, including, but not limited to, in connection with our compliance with Exchange Act periodic and other reporting requirements, and we intend to continue to make our Exchange Act reports and other communications useful to the public, contextually accurate and compliant with applicable requirements and best practices.

Relistor, page 5

2.	We note your disclosure that in July 2012, the FDA issued a Complete Response Letter for the sNDA for Relistor injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. Please provide proposed disclosure to be included in an amended Form 10-K which discusses the following:
•	The specific concerns expressed by the FDA with respect to the sNDA;
•	Any additional clinical trials or research that need to be conducted to address the FDA's concern; and
•	Any subsequent meetings or correspondence with the FDA to discuss the CRL and the specific issues discussed in any such meeting.

Response to Comment 2:

Progenics and Salix announced their receipt of the Complete Response Letter on the day of receipt, July 27, 2012. Progenics filed the joint press release as an exhibit to its Form 8-K filing of July 30, 2012 (Attachment 2.1).

We provided additional information concerning the CRL, each referring the reader to previous disclosure on the topic, following an early-October End-of-Review meeting with the FDA, in:

 (i) both Note 1 to the interim financial statements and our Management's Discussion and Analysis (MD&A) in our 3Q12 Form 10-Q filing of November 8 (Attachment 2.2), the Note 1 disclosure in which included the following:

"The Division [of Gastroenterology and Inborn Errors Products of the FDA] has expressed a concern that there may be a risk associated with the chronic use of mu-opioid antagonists in patients who are taking opioids for chronic pain. In order to understand this potential risk, the Division has communicated that a very large, well-controlled, chronic administration trial will have to be conducted to assess the safety of any mu-opioid antagonist prior to market approval for the treatment of patients with OIC who are taking opioids for chronic, non-cancer pain. Salix has held discussions with the Division and has expressed the view that the post-marketing, clinical and preclinical data currently available for Relistor adequately demonstrate an appropriate and expected safety profile sufficient to permit the approval of the current Relistor sNDA.";

(ii) each of Item 1 (Business), Item 1A (Risk Factors), Item 7 (MD&A), and Note 1 to the audited financial statements in our 2012 Form 10-K filing (Attachment 2.3);

(iii) each of Note 1 to the interim financial statements and our MD&A in our 1Q13 Form 10-Q filing of May 10 (Attachment 2.4); and

(iv) each of Note 1 to the interim financial statements, Part II, Item 1A (Risk Factors), and our MD&A in our 2Q13 Form 10-Q filing of August 9 (Attachment 2.5).

On June 11, Progenics and Salix issued a joint press release announcing FDA's action to convene an Advisory Committee on the pending sNDA which is the subject of the CRL. Progenics filed the release as an exhibit to its related Form 8-K filing (Attachment 2.6).

Salix and we issued an additional joint release on October 1 announcing that the Committee meeting has been scheduled for March 10-11, 2014. Progenics filed the release as an exhibit to its related Form 8-K filing (Attachment 2.7).

Progenics believes that, to the extent known to us, these disclosures constitute all the material non-confidential information concerning the CRL, our interaction with the FDA concerning it, and information provided to us concerning FDA communications with Salix, which has principal responsibilities for Relistor as Progenics' exclusive licensee. We note that there is uncertainty regarding these matters as the FDA is in the process of formulating its views and, as we have announced and noted above, to assist it in doing so the FDA has scheduled an Advisory Committee meeting for March 2014. We are not aware of additional undisclosed information that would assist our stockholders in evaluating the FDA's views prior to the Advisory Committee meeting in March. Accordingly, we do not believe restating the above disclosures in an amended 2012 Form 10-K filing is warranted.  Because of the significance to our business of our first and only commercialized product, we will continue to provide current disclosable information concerning the FDA's deliberations and related matters in our 3Q13 Form 10-Q and in our subsequent Form 10-K filings or other reports as we determine appropriate.

License and Other Agreements
Relistor, page 6

3.	We note that you in-license the rights to methylnaltrexone from the University of Chicago and have filed the related agreements as exhibits. Please provide proposed disclosure to be included in an amended Form 10-K which includes a full discussion of the material terms of this license agreement, including the following:
•	the duration and termination provisions of the agreement and, to the extent duration may be tied to patent expiration, the expiration dates of any material patents licensed under the agreement;
•	the royalty percentage that must be paid within a ten-percent range (i.e. "single digits," "between 10 and 20 percent;")
•	the amount of any other material payments obligations that may be required in the future; and
•	any additional material contract provisions.

Response to Comment 3:

Under the University of Chicago agreement, originally entered into by the University and a private company, UR Labs, Inc., in 1985 (filed as an exhibit to our 2005 Form 10-K at the time Progenics and Wyeth Pharmaceuticals established their Relistor collaboration), the University granted URL an exclusive option to acquire an exclusive license to a then-existing patent covering methylnaltrexone, any patent application filed respecting other uses of the compound and corresponding foreign patents. The agreement provides for the option/licensee to undertake certain development and potential commercialization obligations, pay to the University single-digit royalties on commercial sales of resulting products and single-digit percentages of milestone and sublicensing revenues (disclosed in the second paragraph of the excerpt from our 2012 Form 10-K in Attachment 2.3 and earlier Forms 10-K), and share patent policing responsibilities. URL exclusively sublicensed its rights under the Chicago agreement to Progenics in 2001 (filed as an exhibit to our 2002 Form 10-K), and, as disclosed in our 2005 Form 10-K, transferred substantially all of its assets, including its interest in the Chicago agreement and the sublicense, to Progenics in 2005. The Chicago agreement, as amended in connection with our Relistor collaborations with Wyeth, Ono Pharmaceutical Co., Ltd. and Salix (each amendment filed as an exhibit to or incorporated in our Form 10-K), including Progenics' payment obligations thereunder, expires by its terms upon the expiration of the last to expire of the patents licensed thereunder, the last-to-expire of which expires in 2017.

In Progenics' view, the scope and magnitude of the Company's obligations to the University, in view of the impending expiration of the Chicago agreement in 2017 and the other Relistor intellectual property referred to in our response to Comment 5, are not now material to investors and would not enhance the investing public's understanding of the Company. While it relates to our rights to the original intellectual property which resulted in our first commercial product, and we expect and intend to comply in all respects with our obligations thereunder, we do not view the Chicago agreement as any longer being a material agreement of the Company and do not believe including a further description of it in an amended 2012 Form 10-K filing is warranted.

4.	Please revise your exhibit index to incorporate by reference your agreement with Amgen Fremont (formerly Abgenix) as you appear to have material payment obligations remaining under this agreement.

Response to Comment 4:

We will include this agreement in the exhibit index to our upcoming 3Q13 Form 10-Q and  reinsert in the exhibit index to our 2013 and subsequent Forms 10-K for so long as it remains material to the Company.

Patents and Proprietary Technology, page 7

5.	We note the table on this page indicating a range of dates during which groups of patents will expire. Please provide proposed disclosure to be included in an amended Form 10-K which expands your disclosure to indicate the date of expiration for the most significant patent relating to each of the following product candidates: PSMA ADC, MIP-1404, and Relistor. Please also indicate the particular type of patent protection retained (i.e. method of use, composition of matter).

Response to Comment 5:

With respect to our principal programs:

Relistor: The composition-of-matter patent for the active ingredient of Relistor, methylnaltrexone, was invented by Dr. Leon Goldberg at the University of Chicago in the 1970's, licensed to Progenics under the arrangements referred to in Comment 3 and our related response, and has expired. The University, as well as Progenics and its collaborators, have extended the methylnaltrexone patent estate with additional patents and pending patent applications covering various inventions relating to the product. Salix has listed in the FDA Orange Book three U.S. patents having expiration dates ranging from 2017 to 2030 for the subcutaneous formulation of methylnaltrexone, and one patent (expiring in 2024) with Health Canada.

PSMA ADC: Currently issued patents relating to our PSMA ADC product candidate comprise our subsidiary PSMA Development Company's co-owned and in-licensed properties with expiration ranges of 2022 to 2023 in the U.S. and 2022 to 2026 ex-U.S. Corresponding patent applications (except for the U.S. patent expiring in 2023) are pending worldwide, which if issued would have expiration ranges from 2022 to 2029. We view all of these patents as significant.

MIP-1404: Patent protection for the MIP-1404 product candidate comprises owned and in-licensed properties with expiration ranges of 2020 to 2029; we view as most significant the composition-of-matter patent on the compound, as well as 99mTc labeled forms, which expires in 2029. Additional U.S. patents are directed to various inventions relating to the product candidate, and corresponding patent applications are pending worldwide.

Progenics does not believe including this disclosure in an amended 2012 Form 10-K filing would provide any significant new information to our stockholders and therefore do not believe an amendment is warranted. We intend, however, to include such disclosures, along with recent developments, if any, at the time, in our 2013 Form 10-K and in our subsequent Form 10-K filings or other reports as we determine appropriate.

6.	Based on your patent disclosure at page 7 it appears that certain patents related to your oncology platform will expire in 2013. Please provide proposed disclosure to be included in an amended Form 10-K which identifies the specific product(s) to which this patent relates. In addition, please provide an additional risk factor which discusses the extent to which the Company faces material risk stemming from the expiration of a material patents.

Response to Comment 6:

The patent totals provided in the Company's 2012 Form 10-K include those relating to both clinical and research candidates directed to the PSMA target. The U.S. patent which expired earlier this year was not directly related to the PSMA ADC product candidate and is not used or required in the manufacture, use or prospective commercialization of PSMA ADC. As a result, this expiration poses no risk to the PSMA ADC program, and Progenics does not believe an amendment to the 2012 Form 10-K is warranted. Our current intellectual property risk factor (Attachment 6.1) addresses patent expiration (and is identical to our 2012 Form 10-K risk factor on this point). We have no objection to revising it to address this Comment but, however, as required by Form 10-Q, we review our risk factors each quarter and at such other times as we deem necessary and intend to make this disclosure in our upcoming 3Q13 Form 10-Q filing.

Risk Factors, page 11
We are dependent on Salix, Ono and other business partners…," page 11

7.	We note your disclosure in this risk factor regarding the receipt of a complete response letter from the FDA in relation to Relistor. Please provide proposed disclosure to be included in an amended Form 10-K which revises your risk factor discussion to include a separate risk factor which highlights your receipt of a CRL from the FDA, discusses the FDA's concerns, and identifies the specific risks you may face with respect to your on-going partnerships with Salix and Ono as well as the continued development and potential marketing approval of Relistor, in both subcutaneous and oral form.

Response to Comment 7:

In addition to the disclosures referenced in our response to Comment 2 above, the second risk factor in Item 1A (Risk Factors) of Progenics' 2012 Form 10-K includes, among others, disclosure that

"…independent actions may be taken by Salix and/or Ono concerning product development, marketing strategies, manufacturing and supply issues, and rights relating to intellectual property, including Relistor's path forward in light of the July, 2012 Complete Response Letter from the FDA. For example, Salix has disclosed in regulatory filings that it might terminate its development program Relistor subcutaneous injection for treatment of OIC in chronic non-cancer pain patients, and that additional information and additional guidance from the FDA could result in the termination of its oral OIC Relistor development program."

We have no objection to setting forth this disclosure as a separate risk factor, and including in it a summary of the disclosures referenced in our Comment 2 response. We do, however, for the same reasons set forth in our responses to Comments 2 and 6, intend to make this disclosure in our upcoming 3Q13 Form 10-Q filing.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Notes to Consolidated Financial Statements
2. Acquisition of Molecular Insight Pharmaceuticals, Inc., page 9

8.	Please provide us proposed disclosure to be included in future periodic reports addressing the following regarding your in process research and development:
•	Disclose the specific nature and fair value of each significant in-process research and development project acquired.
•	Disclose the appraisal method used to value the projects.
•	Disclose the significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence and the risk adjusted discount rate applied to the project's cash flows.

Response to Comment 8:

We intend to include the following revised note 2 to the Company's financial statements, updated to the current period then being reported, in our upcoming 3Q13 Form 10-Q and future periodic reporting relating to the matters covered by this Comment:

2. Acquisition of Molecular Insight Pharmaceuticals, Inc.

Molecular Insight's operations from January 18, 2013, the date we acquired this subsidiary, are included in the interim Consolidated Financial Statements. The acquisition consideration included 4,566,210 shares (500,000 of which were placed in escrow) of Progenics common stock in a private transaction not taxable to Progenics. Under the acquisition agreement, Progenics also agreed to pay to the stockholders potential milestones, in cash or Progenics stock at Progenics' option, of up to $23 million contingent upon achieving specified commercialization events and up to $70 million contingent upon achieving specified sales targets relating to all MIP products. 93,847 of the escrow shares have been returned to Progenics to date pursuant to financial adjustment provisions of the agreement.

The acquisition was accounted for using the acquisition method of accounting, under which assets and liabilities of MIP were recorded at their respective fair values as of the acquisition date and added to those of Progenics. The difference between the estimated fair value of the acquisition consideration and fair value of the identifiable net assets represents potential future economic benefits arising from combining Progenics and MIP, taking into account a deferred tax liability related to in process research and development (IPR&D) intangible assets, and has been recorded as goodwill. The results of operations of MIP's business, the estimated fair market values of the assets acquired and liabilities assumed, and goodwill are included in our consolidated financial statements since the date of the acquisition.

During the three and six months ended June 30, 2013, the Company incurred $40 and $790, respectively, in transaction costs related to the acquisition, which primarily consisted of legal, accounting and valuation-related expenses and reduced additional paid-in capital in the first quarter of 2013 by $45 for acquisition-related equity issuance costs. The transaction costs were recorded in general and administrative expenses in the accompanying consolidated statements of operations. During those periods, MIP's business contributed $417 and $746 of revenues and $3,184 and $6,359 of net loss, respectively.

Preliminary Purchase Price Allocation: We have accounted for the MIP acquisition by preliminarily allocating our estimate of the fair market value of the consideration we paid to the fair values of the assets acquired and liabilities assumed at the effective date of the acquisition, as summarized below. This preliminary allocation may change if, as and when additional information, primarily pertaining to the acquired current assets and assumed current liabilities, becomes available. Under applicable accounting requirements, we must make the final determination within one year of the acquisition date. Acquired intangible assets, including goodwill, are not deductible for tax purposes.

Amount
Consideration:
Progenics common stock consideration	$11,265
Contingent consideration (pursuant to future milestone obligations)	15,900
Total consideration	27,165

Tangible assets acquired and liabilities assumed:
Cash and cash equivalents	1,888
Accounts receivable	56
Other current assets	529
Fixed assets	249
Accounts payable, accrued expenses and deferred revenue - current	(2,876)
Deferred tax liability – long term	(12,683)
Total tangible assets acquired and liabilities assumed	(12,837)

Intangible assets – in process research and development	32,300
Total tangible and intangible assets acquired and liabilities assumed	19,463

Goodwill	$7,702

Intangible assets and goodwill: In connection with the acquisition of MIP, in process research and development and goodwill are initially measured at fair value and capitalized as an intangible asset. We perform an impairment test for these intangibles annually in the fourth quarter, unless impairment indicators require an earlier evaluation. Upon and subject to commercialization of the Company's product candidates, the IPR&D will be amortized over its estimated useful life.

We valued as intangible assets the in process research and development projects acquired as follows:

(i) MIP 1404, an imaging agent in phase 2 development, at an estimated fair value of $23.2 million resulting from a probability adjusted discounted cash flow model which includes estimates of significant cash inflows beginning in 2017 and a 18% discount rate;

(ii) Azedra, a drug candidate for the treatment of pheochromocytoma and paraganglioma in phase 2b development, and for neuroblastoma in phase 2a development, at an estimated fair value of $4.9 million resulting from a probability adjusted discounted cash flow model which includes estimates of significant cash inflows beginning in 2017 and a 15% discount rate;

(iii) small molecule therapeutic candidates MIP 1095, -1555 and -1558, in preclinical development for the treatment of prostate cancer, at an estimated fair value of $2.7 million resulting from a probability adjusted discounted cash flow model which includes estimates of significant cash inflows beginning in 2021 and a 20% discount rate; and

(iv) Onalta, a drug candidate in phase 2 development for the treatment of metastatic carcinoid and pancreatic neuroendocrine tumors, at an estimated fair value of $1.5 million resulting from a probability adjusted discounted cash flow model which includes estimates of significant cash inflows beginning in 2014 and a 15% discount rate.

As presented in Note 5, we recorded a contingent consideration liability at an estimated fair value of $15.9 million resulting from probability adjusted discounted cash flow and Monte Carlo simulation models which include estimates of significant cash outflows ranging from 2016 to 2022 and risk adjusted discount rates ranging from 10% to 12.5%.

Pro forma financial information (unaudited): The following unaudited pro forma information presents the results of operations of the combined companies for the periods indicated as if the acquisition had been consummated on January 1, 2012, combining the respective historical results of Progenics and MIP for each period. Non-recurring transaction expenses of $40 and $790, incurred in the three and six months ended June 30, 2013, respectively, are reflected in the pro forma information as if these were incurred in the corresponding 2012 periods, due to the pro forma assumption of January 1, 2012 as the date of the acquisition consummation.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues	$1,801	$1,836	$4,032	$4,148
Net loss	(12,223)	(17,740)	(24,685)	(38,011)
Basic and diluted loss per share	(0.24)	(0.46)	(0.49)	(0.99)

9.	Please provide us proposed disclosure to be included in future periodic reports that clarifies how you determined the contingent consideration recorded. Additionally, please tell us why the contingent consideration was not included in your Fair Value Measurement footnote along with the required disclosures of ASC 820-10-50.

Response to Comment 9:

We intend to include the following revised note 5 to the Company's financial statements, updated to the current period then being reported, in our upcoming 3Q13 Form 10-Q and future periodic reporting relating to the matters covered by this Comment, and acknowledge the requirement of ASC 820-10-50 disclosure relating to contingent consideration, which was disclosed on an aggregate basis only in Note 2 to the financial statements in our 1Q and 2Q13 Form 10-Q filings, in interim reports:

5. Fair Value Measurements

We record auction rate securities at fair value in the accompanying Consolidated Balance Sheets in accordance with ASC 320 Investments – Debt and Equity Securities. The change in the fair value of these investments is recorded as a component of accumulated other comprehensive loss (see Note 2. Summary of Significant Accounting Policies - Fair Value Measurements in the notes to consolidated financial statements included in our 2012 Annual Report on Form 10-K). We also record contingent consideration liability resulting from the MIP acquisition, as referenced in Note 2, at fair value in accordance with ASC 820-10-50.

The following tables present our money market funds and auction rate securities assets and contingent consideration liability measured at fair value on a recurring basis as of the dates indicated, classified by valuation hierarchy:

		Fair Value Measurements at June 30, 2013
Assets and Liability	Balance at June 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$70,345	$70,345	$-	$-
Auction rate securities	2,208	-	-	2,208
Total Assets	$72,553	$70,345	$-	$2,208

Liability:
Contingent consideration	$15,900	$-	$-	$15,900
Total Liability	$15,900	$-	$-	$15,900

		Fair Value Measurements at December 31, 2012
Assets	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money market funds	$56,224	$56,224	$-	$-
Auction rate securities	3,240	-	-	3,240
Total Assets	$59,464	$56,224	$-	$3,240

At June 30, 2013 we held $2,208 in auction rate securities which are classified as Level 3. The fair value of these securities includes $2,208 of U.S. government subsidized securities collateralized by student loan obligations, with maturities greater than 10 years. We will not realize cash in respect of the principal amount of these securities until the issuer calls or restructures the security, the security reaches any scheduled maturity and is paid, or a buyer outside the auction process emerges. As of June 30, 2013, we have received all scheduled interest payments on these securities, which, in the event of auction failure, are reset according to contractual terms in the governing instruments.

The valuation of auction rate securities we hold is based on Level 3 unobservable inputs which consist of our internal analysis of (i) timing of expected future successful auctions or issuer calls of the securities, (ii) collateralization of underlying assets of the security and (iii) credit quality of the security. Significant increases (decreases) in the redemption period or discount rates would result in a significantly lower (higher) fair value measurement. In re-evaluating the valuation of these securities as of June 30, 2013, the temporary impairment amount, the duration of which is greater than 12 months, decreased from $260 at December 31, 2012, to $192, which is reflected as part of accumulated other comprehensive loss on our accompanying Consolidated Balance Sheets and based on such re-evaluation, we believe that we have the ability to hold these securities until recovery of fair value. Due to the uncertainty related to the liquidity in the auction rate security market and therefore when individual positions may be liquidated, we have classified these auction rate securities as long-term assets on our accompanying Consolidated Balance Sheets. We continue to monitor markets for our investments and consider the impact, if any, of market conditions on the fair market value of our investments. We do not believe the carrying values of our investments are other than temporarily impaired and therefore expect the positions will eventually be liquidated without significant loss.

The estimated fair value of the contingent consideration liability of $15.9 million represents future potential milestone payments to the former stockholders of MIP. The Company considers this liability a Level 3 instrument (one with significant unobservable inputs) in the fair value hierarchy. The estimated fair value was determined based on probability adjusted discounted cash flow and Monte Carlo simulation models that included significant estimates and assumptions pertaining to commercialization events and sales targets. The most significant unobservable inputs were the probabilities of achieving regulatory approval of the development projects and subsequent commercial success, and discount rates. The Company reviews the fair value of the contingent consideration liability quarterly or whenever events or circumstances occur that indicate there has been a change in fair value; changes in estimated fair values are recorded in the general and administrative expenses in the Consolidated Statements of Operations.

The following table presents quantitative information pertaining to the fair value measurement of the Level 3 inputs:

Asset / Liability	Fair Value as of June 30, 2013	Valuation Technique	Unobservable Input	Range (Weighted Average)

Asset:
Auction rate securities	$2,208	Discounted cash flow model	Redemption period	5 to 15 years (6 years)
			Discount rate	0.375% - 2.031% (1.23%)
Contingent consideration liability:
Azedra commercialization	$2,300	Probability adjusted discounted cash flow model	Probability of success	40%
			Period of milestone expected achievement	2016
			Discount rate	10%

MIP – 1404 commercialization	$2,000	Probability adjusted discounted cash flow model	Probability of success	31%
			Period of milestone expected achievement	2017
			Discount rate	10%

Small molecule therapeutics (MIP 1095, -1555, -1558) commercialization	$500	Probability adjusted discounted cash flow model	Probability of success	19%
			Period of milestone expected achievement	2020
			Discount rate	10%

Net sales targets	$11,100	Monte-Carlo simulation	Probability of success	19% - 40% (32.9%)
			Period of milestone expected achievement	2018 - 2022
			Discount rate	12.5%

Asset	Fair Value as of December 31, 2012	Valuation Technique	Unobservable Input	Range (Weighted Average)

Asset:
Auction rate securities	$3,240	Discounted cash flow model	Redemption period	4 to 15 years (5.9 years)
			Discount rate	0.125% - 2.102% (0.71%)

For those financial instruments with significant Level 3 inputs, the following tables summarize the activities for the periods indicated:

	Asset – Auction Rate Securities Fair Value Measurements Using Significant Unobservable Inputs (Level 3) For the Three Months Ended June 30,
	2013	2012

Balance at beginning of period	$3,148	$3,240
Transfers into Level 3	-	-
Transfers out of Level 3	-	-
Total gains (losses)
Included in net loss	-	-
Included in other comprehensive loss	60	-
Settlements at par	(1,000)	-
Balance at end of period	$2,208	$3,240
Changes in unrealized gains or losses for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$-	$-

	Asset – Auction Rate Securities Fair Value Measurements Using Significant Unobservable Inputs (Level 3) For the Six Months Ended June 30,
	2013	2012

Balance at beginning of period	$3,240	$3,332
Transfers into Level 3	-	-
Transfers out of Level 3	-	-
Total gains (losses)
Included in net loss	-	-
Included in other comprehensive loss	68	8
Settlements at par	(1,100)	(100)
Balance at end of period	$2,208	$3,240
Changes in unrealized gains or losses for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$-	$-

	Liability – Contingent Consideration Fair Value Measurements Using Significant Unobservable Inputs (Level 3) For the Three Months Ended June 30,
	2013	2012

Balance at beginning of period	$15,900	$-
Fair value of contingent consideration – acquisition of MIP
Fair value adjustment to contingent consideration included in net loss	-	-
Balance at end of period	$15,900	$-
Changes in unrealized gains or losses for the period included in earnings (or changes in net assets) for liabilities held at the end of the reporting period	$-	$-

	Liability – Contingent Consideration Fair Value Measurements Using Significant Unobservable Inputs (Level 3) For the Six Months Ended June 30,
	2013	2012

Balance at beginning of period	$-	$-
Fair value of contingent consideration – acquisition of MIP	15,900
Fair value adjustments to contingent consideration included in net loss	-	-
Balance at end of period	$15,900	$-
Changes in unrealized gains or losses for the period included in earnings (or changes in net assets) for liabilities held at the end of the reporting period	$-	$-

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or the Staff have any further comments or questions regarding the foregoing, please call me at (914) 789-2805.

Sincerely,
/s/ David E. Martin
David E. Martin

cc:	Mr. Baker

Comment 1 Attachments:
1.1            September 28, 2012 Form 8-K reporting initiation of ongoing Phase 2 testing of PSMA ADC
(http://www.sec.gov/Archives/edgar/data/835887/000083588712000053/0000835887-12-000053-index.htm):
PROGENICS PHARMACEUTICALS INITIATES PHASE 2 CLINICAL TRIAL OF PSMA ADC IN PROSTATE CANCER PATIENTS

-- Phase 1 Data will be Presented at EORTC-NCI-AACR Symposium --

TARRYTOWN, N.Y., Sept. 28, 2012 – Progenics Pharmaceuticals, Inc. (Nasdaq:PGNX) has opened enrollment in a phase 2 study in prostate cancer patients of its PSMA ADC compound. PSMA ADC is a targeted anti-cancer therapeutic that uses a monoclonal antibody to deliver a cell-killing drug to malignant cells.

"New prostate cancer therapies are in high demand. Patients with advanced, hormone-refractory prostate cancer typically do not survive more than 12 to 18 months," said Daniel Petrylak, M.D., Director of the Prostate Cancer Program/Genitourinary Cancer Program and Co-Director of the Signal Transduction Program at Yale University Medical Center. "The hope for PSMA ADC is that its targeted therapeutic approach could be more effective and cause fewer toxic side-effects in treating cancer." Dr. Petrylak participated as an Investigator in the phase 1 trial of PSMA ADC and is continuing his evaluation of PSMA ADC in this phase 2 study.

The phase 2 trial is an open-label, multicenter study to assess the anti-tumor activity and tolerability of PSMA ADC in up to 75 subjects with metastatic castration-resistant prostate cancer.  Patients will receive a total of eight doses of drug at 2.5 mg/kg. The study endpoints evaluate responses in prostate specific antigen (PSA); circulating tumor cells (CTC); bone, visceral and nodal metastases; and pain. Safety also will be assessed.

"This is an exciting moment – for Progenics and for the patients we seek to serve – as we move PSMA ADC into its next phase of clinical testing," said Robert J. Israel, M.D., Progenics' Senior Vice President, Medical Affairs & Clinical Research. "This type of cancer therapy is unique and we believe that PSMA ADC is the most advanced clinical-stage candidate antibody-drug conjugate in development to treat prostate cancer."

PSMA ADC is a novel compound designed to deliver a cell-killing drug selectively to prostate cancer cells by targeting prostate specific membrane antigen (PSMA), a validated biomarker of prostate cancer that is expressed on the surface of those cells (as well as on blood vessels supplying other solid tumors). PSMA ADC consists of a fully human monoclonal antibody, which binds PSMA, linked to a cytotoxic drug, monomethyl auristatin E (MMAE), which inhibits cell proliferation by disrupting the cellular "backbone" required for replication. The antibody-drug conjugate is designed to be absorbed by the cell and release active anti-cancer drug, thereby destroying the malignant cell.

Phase 1 clinical trial data will be presented at the EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics to be held November 6-9 in Dublin, Ireland. Progenics previously presented positive preliminary phase 1 data at the annual meeting of the American Society of Clinical Oncology (ASCO). Robust antitumor activity was observed across a range of doses, and durable responses were seen in heavily pre-treated patients. Doses up to and including 2.5 mg/kg were generally well tolerated. Dose limiting toxicities, primarily neutropenia, were seen at 2.8 mg/kg.

1.2            February 17, 2011 Form 8-K reporting preliminary data from phase 1 study of PSMA ADC
(http://www.sec.gov/Archives/edgar/data/835887/000083588711000008/0000835887-11-000008-index.htm)
Progenics Reports Positive Preliminary Data from
Ongoing Phase 1 Clinical Study of PSMA ADC

- Data Presented at Genitourinary Cancers Symposium -

Tarrytown, NY and Orlando, FL – February 17, 2011 – Progenics Pharmaceuticals, Inc. (Nasdaq: PGNX) today reported positive preliminary data from an ongoing phase 1 study of PSMA ADC, an antibody-drug conjugate (ADC) designed to selectively deliver chemotherapy to cells that express prostate-specific membrane antigen (PSMA). Antitumor activity, as reflected by clinical and/or laboratory measures, was observed in four of nine patients treated at the highest tested dose of 1.8 mg/kg. PSMA ADC was generally well tolerated in patients treated to date, and patient enrollment continues at a higher dose. Findings were presented at the 2011 Genitourinary Cancers Symposium, a meeting co-sponsored by the American Society of Clinical Oncology (ASCO), the American Society for Radiation Oncology (ASTRO) and the Society of Urologic Oncology (SUO).

Data were reported for 21 patients who have been administered PSMA ADC at five dose levels between 0.4 mg/kg and 1.8 mg/kg. Of the nine patients treated at 1.8 mg/kg, four (44%) exhibited a decline in PSA (prostate-specific antigen), CTC (circulating tumor cells) and/or bone pain. In addition, one patient of three (33%) treated at 1.6 mg/kg showed a decline in CTC and bone pain.

The most common clinical adverse event was fatigue, while the most common laboratory adverse events were reversible neutropenia and elevations in liver enzymes. One patient experienced an acute, fatal case of pancreatitis that was deemed by the investigator to be possibly related to treatment. No evidence of pancreatic toxicity has been observed with PSMA ADC in other treated patients, consistent with results of preclinical studies. PSMA ADC exhibited dose-proportional pharmacokinetics, and no antibodies to PSMA ADC were observed in any subject. A maximum tolerated dose has not been determined, and enrollment of patients at a dose of 2.0 mg/kg has commenced.

"Treatment with PSMA ADC in this ongoing study resulted in meaningful reductions in two commonly used biomarkers of prostate cancer progression as well as in cancer-related bone pain, a common complication of prostate cancer," said Robert J. Israel, M.D., Progenics' Senior Vice President, Medical Affairs and Clinical Research. "These findings were observed in patients with tumors that had progressed despite standard chemotherapy. Based on these encouraging data, we look forward to further exploring the potential utility of this novel agent."

A poster, entitled "Prostate-specific membrane antigen antibody drug conjugate (PSMA ADC): A phase 1 trial in taxane-refractory prostate cancer" is being presented today by Daniel P. Petrylak, M.D., professor of Medicine, program director of the Genitourinary Oncology Section in the Division of Hematology/Oncology, and co-leader, Prostate Cancer in the Herbert Irving Comprehensive Cancer Center at Columbia University Medical Center. This poster will be available for the next 30 days on the Events page of Progenics' website.

Phase 1 study design

The phase 1, open-label, dose-escalation clinical trial is being conducted in men with hormone-refractory prostate cancer that has progressed despite prior treatment with taxane-based chemotherapy regimens. In addition to assessing PSMA ADC's safety and tolerability, the study includes evaluations of pharmacodynamics, changes in tumor burden, and changes in PSA and CTC values compared to baseline. PSA is a secreted protein that is unrelated to PSMA.

The initial 12-week clinical trial period evaluates up to four intravenous doses of PSMA ADC administered at three-week intervals. Following completion of the four doses, patients are offered, at their physicians' discretion, the option to continue treatment with PSMA ADC for up to an additional 39 weeks. Qualified individuals receive up to 13 additional doses of study drug at three-week intervals.

About PSMA ADC

PSMA is a protein that is a validated biomarker of prostate cancer; it is expressed on the surface of prostate cancer cells as well as on blood vessels supplying other solid tumors. PSMA ADC combines a fully human monoclonal antibody selectively targeted to PSMA linked to a chemotherapeutic drug. Using technology licensed from Seattle Genetics, Inc. (Nasdaq: SGEN), the PSMA antibody is linked to monomethyl auristatin E, a compound that inhibits cell proliferation by disrupting the cellular "backbone" (i.e., microtubules) required for replication. The resultant antibody-drug conjugate attaches to the PSMA protein on the surface of prostate cancer cells and is designed to:

•	internalize into the cancer cell;
•	release active anti-cancer drug; and
•	destroy the malignant cell.

Unlike traditional chemotherapy, PSMA ADC is designed to deliver the drug selectively to prostate cancer cells by targeting PSMA. In pre-clinical studies, PSMA ADC exhibited a high level of tumor-specific activity.

1.3            September 22, 2011 Form 8-K reporting presentation of preliminary results from phase 1 PSMA ADC trial
(http://www.sec.gov/Archives/edgar/data/835887/000083588711000060/0000835887-11-000060-index.htm)
Item 8.01.  Other Events.

Progenics Pharmaceuticals, Inc. (Nasdaq: PGNX) today presented at the Prostate Cancer Foundation's annual Scientific Retreat preliminary results from the Company's ongoing phase 1 trial of its PSMA ADC antibody-drug conjugate for treatment of prostate cancer.

The presentation includes data from 26 patients who have received doses ranging from 0.4 mg/kg to 2.0 mg/kg. Antitumor activity, manifested as significant reductions in prostate-specific antigen (PSA), circulating tumor cells and/or bone pain, have been observed at 1.6 mg/kg and higher doses and appear to be dose related. Of the five patients who received 2.0 mg/kg doses of PSMA ADC, two exhibited a decline in serum PSA of 43% and 90%, respectively, following the first dose as measured at the end of the first three-week cycle following that dose, and three experienced stable PSA. The two patients exhibiting a PSA decline also reported a reduction in bone pain. An analysis of the level of circulating tumor cells (CTC) for these two patients was unavailable at the time of the presentation.

PSMA ADC has been generally well tolerated at doses up to and including 2.0 mg/kg (the most common clinical adverse event was fatigue, reported by 24% of patients at the higher dose levels, or 16% of all study patients), and a maximum tolerated dose has not been determined. Patient dosing at 2.0 mg/kg has concluded, and screening for a study cohort at a dose of 2.2 mg/kg has commenced.

PSMA ADC is an antibody-drug conjugate designed to selectively deliver chemotherapy to cells that express prostate-specific membrane antigen, a validated biomarker of prostate cancer. Progenics' phase 1, dose-escalation trial is studying PSMA ADC in patients with taxane-refractory metastatic prostate cancer.

Additional data and information from the trial are included in the presentation materials exhibited at the Prostate Cancer Foundation Retreat, and are available for the next 30 days on the Events page of Progenics' website, www.progenics.com.

1.4            February 14, 2013 Form 8-K reporting updated data from phase 1 PSMA ADC trial
(http://www.sec.gov/Archives/edgar/data/835887/000083588713000007/0000835887-13-000007-index.htm)
PROGENICS PHARMACEUTICALS PRESENTS UPDATED DATA FROM PHASE 1
STUDY OF PSMA ADC
- Outcomes from Clinical Study in Prostate Cancer Presented at Genitourinary Cancers Symposium -
TARRYTOWN, NY, February 14, 2013 -- Progenics Pharmaceuticals, Inc. (Nasdaq:PGNX) today reported positive clinical data from a completed phase 1 study of PSMA ADC, an antibody-drug conjugate (ADC) designed to selectively deliver chemotherapy to cells that express prostate-specific membrane antigen (PSMA). PSMA ADC was generally well tolerated in patients at doses up to and including 2.5 mg/kg, the maximum tolerated dose. Findings were presented at the 2013 Genitourinary Cancers Symposium, a meeting co-sponsored by the American Society of Clinical Oncology (ASCO), the American Society for Radiation Oncology (ASTRO) and the Society of Urologic Oncology (SUO).
Fifty-two patients with metastatic castration-resistant prostate cancer (mCRPC) were dosed at nine dose levels. Significant antitumor activity was observed across doses ranging from 1.8 mg/kg to 2.8 mg/kg. Dose limiting toxicities, primarily neutropenia, were seen at 2.8 mg/kg. The most commonly reported adverse events were anorexia and fatigue.
A poster entitled "Prostate-Specific Membrane Antigen Antibody Drug Conjugate (PSMA ADC): A Phase 1 Trial in Subjects with Metastatic Castration-Resistant Prostate Cancer (mCRPC) Previously Treated with Taxane" is being presented today by Daniel P. Petrylak, M.D., Director of the Prostate Cancer Program/Genitourinary Cancer Program and Co-Director of the Signal Transduction Program at Yale University Medical Center. This poster will be available for the next 30 days on the Events page at www.progenics.com.
Progenics opened enrollment in a subsequent phase 2 study of PSMA ADC in September 2012. This ongoing trial is an open-label, multicenter study assessing the anti-tumor activity and tolerability of PSMA ADC in up to 75 subjects with mCRPC. Patients are receiving a total of eight doses of drug at 2.5 mg/kg. The study endpoints evaluate responses in prostate specific antigen (PSA); circulating tumor cells (CTC); pain; and change in tumor size as measured under RECIST criteria. Safety also is being evaluated.
Phase 1 study design
The phase 1, open-label, dose-escalation clinical trial was conducted in men with hormone-refractory prostate cancer that had progressed despite prior treatment with taxane-based chemotherapy regimens. In addition to assessing PSMA ADC's safety and tolerability, the study included evaluations of pharmacodynamics, changes in tumor burden, and changes in PSA and CTC values compared to baseline. PSA is a secreted protein that is distinct from PSMA.
The initial 12-week clinical trial period evaluated up to four intravenous doses of PSMA ADC administered at three-week intervals. Following completion of the four doses, patients were offered, at their physicians' discretion, the option to continue treatment with PSMA ADC for up to an additional 39 weeks.

About PSMA ADC
PSMA, a protein that is a validated biomarker of prostate cancer, is expressed on the surface of prostate cancer cells as well as on blood vessels supplying other solid tumors. PSMA ADC comprises a fully human monoclonal antibody selectively targeting PSMA linked to a chemotherapeutic drug. Using technology licensed from Seattle Genetics, Inc., the PSMA antibody is linked to monomethyl auristatin E, a compound that inhibits cell proliferation by disrupting the cellular "backbone" (i.e., microtubules) required for replication. The resultant antibody-drug conjugate attaches to the PSMA protein on the surface of prostate cancer cells and is designed to internalize into the cancer cell, release active anti-cancer drug, and destroy the malignant cell.
Unlike traditional chemotherapy, PSMA ADC is designed to deliver the drug selectively to prostate cancer cells by targeting PSMA. In pre-clinical studies, PSMA ADC exhibited a high level of tumor-specific activity.

1.5            June 1, 2013 Form 8-K reporting updated data from phase 1 PSMA ADC trial
(http://www.sec.gov/Archives/edgar/data/835887/000083588713000044/0000835887-13-000044-index.htm)
PROGENICS PHARMACEUTICALS' DATA FROM A PHASE 1 STUDY OF PSMA ADC PRESENTED AT ASCO 2013
Tarrytown, N.Y., June 1, 2013 — Progenics Pharmaceuticals, Inc. (Nasdaq:PGNX) today reported findings from the phase 1 clinical trial in prostate cancer patients of its PSMA ADC compound at the 49th Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago. Two additional abstracts related to PSMA ADC also were selected for publication in the ASCO Annual Meeting Proceedings.
Daniel Petrylak, M.D., Director of the Prostate Cancer Program/Genitourinary Cancer Program and Co-Director of the Signal Transduction Program at Yale University Medical Center, and an investigator in clinical trials of PSMA ADC, presented "Prostate Specific Membrane Antigen Antibody Drug Conjugate (PSMA ADC): A Phase I Trial in Metastatic Castration-Resistant Prostate Cancer Previously Treated with a Taxane" in the Genitourinary Cancer Poster Discussion Session.
"Phase 1 results for PSMA ADC, together with the additional data published in the Proceedings by my colleagues, reinforce our ongoing interest in PSMA as a compelling target in treating prostate cancer," said Robert J. Israel, M.D., Progenics' senior vice president of medical affairs and clinical research. "The phase 2 trial of PSMA ADC is on track to meet our goal of completing enrollment by the end of this year, with more than half the number of planned patients currently in the trial."
Additional abstracts published in the ASCO 2013 Annual Meeting Proceedings are:
#e16047: Correlation of PSMA ADC Exposure with Reduction in Tumor Growth Rate Determined Using Serial PSA Measurements from a Phase I Clinical Trial
#e16007: Antiandrogen Modulation of Prostate-Specific Membrane Antigen (PSMA): Dynamics and Synergy with PSMA-Targeted Therapy
Progenics' exhibit booth, #22054, presents details of the company's expanded oncology pipeline including the PSMA-targeted imaging compound 1404, a development stage radio-labeled small molecule designed to visualize cancer.
About the PSMA ADC Phase 1 Study Design
The phase 1, open-label, dose-escalation clinical trial was conducted in men with hormone-refractory prostate cancer that had progressed despite prior treatment with taxane-based chemotherapy regimens. In addition to assessing PSMA ADC's safety and tolerability, the study included evaluations of pharmacodynamics, changes in tumor burden, and changes in PSA and CTC values compared to baseline. PSA is a secreted protein that is distinct from PSMA.
The initial 12-week clinical trial period evaluated up to four intravenous doses of PSMA ADC administered at three-week intervals. Following completion of the four doses, patients were offered, at their physicians' discretion, the option to continue treatment with PSMA ADC for up to an additional 39 weeks.

About PSMA ADC
PSMA, a protein that is a validated biomarker of prostate cancer, is expressed on the surface of prostate cancer cells as well as on blood vessels supplying other solid tumors. PSMA ADC comprises a fully human monoclonal antibody selectively targeting PSMA linked to a chemotherapeutic drug. Using technology licensed from Seattle Genetics, Inc., the PSMA antibody is linked to monomethyl auristatin E, a compound that inhibits cell proliferation by disrupting the cellular "backbone" (i.e., microtubules) required for replication. The resultant antibody-drug conjugate attaches to the PSMA protein on the surface of prostate cancer cells and is designed to internalize into the cancer cell, release active anti-cancer drug, and destroy the malignant cell.
Unlike traditional chemotherapy, PSMA ADC is designed to deliver the drug selectively to prostate cancer cells by targeting PSMA. In pre-clinical studies, PSMA ADC exhibited a high level of tumor-specific activity.

1.6            March 12, 2010 Form 8-K reporting advancement of oral methylnaltrexone into late stage clinical development
(http://www.sec.gov/Archives/edgar/data/835887/000083588710000004/0000835887-10-000004-index.htm)
PROGENICS TO ADVANCE ORAL METHYLNALTREXONE INTO LATE STAGE CLINICAL DEVELOPMENT

– Phase 2b/3 trial to begin later this year –

Tarrytown, NY – March 12, 2010 – Progenics Pharmaceuticals, Inc. (Nasdaq: PGNX) today announced that it plans to advance oral methylnaltrexone for the treatment of opioid-induced constipation (OIC) into late stage clinical development and will commence a phase 2b/3 clinical trial of a methylnaltrexone tablet in chronic-pain patients in the second half of 2010.  Progenics also announced data from a clinical trial of this methylnaltrexone tablet.

The tablet form of oral methylnaltrexone was developed by Progenics' former collaboration partner Wyeth. At the time of Wyeth's acquisition by Pfizer in October 2009, Progenics regained from Wyeth the rights to methylnaltrexone, including rights to this methylnaltrexone tablet. The transfer of data and information to Progenics regarding Wyeth's work on oral methylnaltrexone was recently completed and Progenics has now had the opportunity to review in detail information regarding the methylnaltrexone tablet which is being reported on today.

The study of the methylnaltrexone tablet was conducted in subjects with chronic, non-cancer pain receiving various opioid treatment regimens. Study inclusion criteria required subjects to have a history of OIC. Subjects were administered a single methylnaltrexone tablet at different dose levels following an overnight fast. Forty-eight percent of subjects receiving one of the doses (n=25) laxated within four hours of treatment.

Progenics' analysis and next steps for the methylnaltrexone tablet

Based on the study data reported in this release and other information regarding oral methylnaltrexone, Progenics believes that the methylnaltrexone tablet is active and generally well tolerated. Both the time to onset of action demonstrated in this study and the percentage of patients who had responded within four hours are consistent with that previously shown in clinical trials of subcutaneous methylnaltrexone.

"We believe that the activity demonstrated to date by the methylnaltrexone tablet shares the hallmarks of methylnaltrexone: both a prompt onset of action and a predictable response for a large percentage of patients," said Paul J. Maddon, M.D., Ph.D., Founder, Chief Executive Officer and Chief Science Officer of Progenics. "Our next step is to initiate a phase 2b/3 dose-optimizing clinical trial in chronic-pain patients with OIC in the second half of this year to confirm these results."

The tablets to be used in Progenics' planned phase 2b/3 trial were produced by Wyeth at Wyeth's cost as provided for under the provisions of the termination of the collaboration between the two companies.

About Opioids and Opioid-Induced Constipation

Opioids are considered to be effective analgesics for the management of moderate-to-severe pain, and one of the most common side effects of opioids is constipation. Opioids provide pain relief by specifically interacting with mu-opioid receptors within the central nervous system (CNS) - the brain and spinal cord. However, opioids also interact with mu-opioid receptors found outside the CNS, such as those within the gastrointestinal tract, resulting in constipation that can be debilitating.

About Methylnaltrexone

Methylnaltrexone selectively displaces opioids from the mu-opioid receptors outside the CNS, including those located in the gastrointestinal tract, thereby decreasing their constipating effects. Because of its chemical structure, methylnaltrexone does not affect the opioid-mediated analgesic effects on the CNS.

About Subcutaneous RELISTOR

RELISTOR (methylnaltrexone bromide or "methylnaltrexone"), administered via subcutaneous injection, is a peripherally acting mu-opioid receptor antagonist that decreases the constipating effects of opioid pain medications in the gastrointestinal tract without affecting their ability to relieve pain.

In April of 2008, the U.S. Food and Drug Administration approved RELISTOR subcutaneous injection for the treatment of opioid-induced constipation (OIC) in patients with advanced illness who are receiving palliative care, when response to laxative therapy has not been sufficient. The use of RELISTOR beyond four months has not been studied. RELISTOR is now approved in over 40 countries, including the U.S., Canada, the European Union, Latin American countries and Australia. Other applications in additional countries are also pending.

Important Safety Information for Subcutaneous RELISTOR

•	RELISTOR is contraindicated in patients with known or suspected mechanical gastrointestinal obstruction.
•	If severe or persistent diarrhea occurs during treatment, advise patients to discontinue therapy with RELISTOR and consult their physician.
•	Use of RELISTOR has not been studied in patients with peritoneal catheters.
•
The most common adverse reactions reported with RELISTOR compared with placebo in clinical trials were abdominal pain (28.5% vs 9.8%), flatulence (13.3% vs 5.7%), nausea (11.5% vs 4.9%), dizziness (7.3% vs 2.4%), diarrhea (5.5% vs 2.4%), and hyperhidrosis (6.7% vs 6.5%).

•	Full RELISTOR Prescribing Information for the U.S. is available at www.relistor.com.

1.7            December 20, 2011 Form 8-K reporting results of phase 3 trial of oral methylnaltrexone
(http://www.sec.gov/Archives/edgar/data/835887/000083588711000068/0000835887-11-000068-index.htm)
SALIX AND PROGENICS ANNOUNCE POSITIVE HIGHLY STATISTICALLY SIGNIFICANT RESULTS OF ORAL METHYLNALTREXONE FOR PHASE 3 TRIAL IN CHRONIC, NON-CANCER PAIN SUBJECTS WITH OPIOID-INDUCED CONSTIPATION

NDA Submission Targeted for Mid 2012

RALEIGH, N.C., and TARRYTOWN, N.Y. - Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Progenics Pharmaceuticals, Inc. (NASDAQ:PGNX) today announced the successful outcome of the Phase 3 trial to evaluate the efficacy and safety of oral methylnaltrexone for the treatment of opioid-induced constipation (OIC) in subjects with chronic, non-cancer pain.  This trial, evaluating three once-daily oral methylnaltrexone dosing regimens (150, 300 and 450mg), demonstrated highly statistically significant results for the primary endpoint in two of the three treatment arms when compared to the placebo treatment arm.  Both the 300 and 450 mg treatment arms demonstrated highly statistically significant improvements in rescue-free bowel movement (RFBM) within 4 hours of administration over 28 days of dosing when compared to placebo treatment.  In addition, the 300 and 450 mg treatment arms demonstrated highly statistically significant improvements in RFBM within 4 hours of administration following the first dose when compared to placebo treatment. Statistically significant efficacy was also seen in both the 300 and 450 mg treatment groups for the two key secondary efficacy endpoints including one assessing response (responder/non-responder) to study drug during Weeks 1 to 4 where "responder" is defined as having 3 or more RFBMs per week, with an increase of at least one RFBM per week over baseline, for at least 3 out of the first 4 weeks.  Overall, efficacy of oral methylnaltrexone in this study was comparable to that reported in clinical studies of subcutaneous methylnaltrexone in subjects with chronic, non-cancer pain. The overall observed safety profile seen in patients treated with oral methylnaltrexone was comparable to placebo in this study.

"We are extremely pleased with the outcome of this 804-subject Phase 3 trial of oral methylnaltrexone in the treatment of opioid-induced constipation in subjects with chronic, non-cancer pain," stated Bill Forbes, Pharm.D., Executive Vice President, Medical and R&D, and Chief Development Officer, Salix.  "The results of this Phase 3 study show a clear dose response for oral methylnaltrexone.  We look forward to presenting detailed data from this study at a medical conference in 2012, as well as submitting the New Drug Application (NDA) for this oral formulation mid-year 2012."

"Subcutaneous methylnaltrexone, currently marketed as RELISTOR®, is an effective and well-tolerated therapy used to alleviate OIC in advanced illness patients receiving opioids for pain," said Robert J. Israel, M.D., Progenics' Senior Vice President for Medical Affairs.  "We believe an oral dosage form, if approved, could help patients suffering from OIC resulting from opioid treatment for their chronic pain."

The study assessed a once-daily oral methylnaltrexone dose of 150, 300 or 450 mg compared to placebo for 84 days.  Subjects received oral methylnaltrexone once daily during the first 28 days and on a PRN basis for the remaining 56 days.

About Opioids, Constipation and RELISTOR (methylnaltrexone bromide)
Opioid analgesics are frequently prescribed to manage pain in patients with advanced illness. Constipation commonly occurs in palliative-care patients receiving opioid therapy for pain. RELISTOR is the first approved medication that specifically targets the underlying cause of OIC in these patients, when response to laxatives has been insufficient.  Opioids relieve pain by specifically interacting with mu-opioid receptors within the brain and spinal cord.  However, opioids also interact with mu-opioid receptors found outside the central nervous system, such as those within the gastrointestinal tract, resulting in constipation that can be debilitating.  RELISTOR (methylnaltrexone bromide) is a peripherally acting mu-opioid receptor antagonist that decreases the constipating effects of opioid pain medications without affecting their ability to relieve pain. RELISTOR selectively displaces opioids from the mu-opioid receptors outside the CNS, including those located in the gastrointestinal tract, thereby decreasing their constipating effects.  Because of its chemical structure, RELISTOR does not affect the opioid-mediated analgesic effects on the CNS.

About RELISTOR
RELISTOR is a peripherally acting mu-opioid receptor antagonist that counteracts the constipating effects of opioid pain medications in the gastrointestinal tract without affecting their ability to relieve pain. RELISTOR Subcutaneous Injection is approved in the United States for the treatment of OIC in patients with advanced illness who are receiving palliative care, when response to laxative therapy has not been sufficient.  The use of RELISTOR beyond four months has not been studied.  The drug is also approved for use in over 50 countries worldwide, including the European Union, Canada, Australia and Brazil.  In the 27 member states of the E.U., as well as Iceland, Norway and Liechtenstein, RELISTOR is approved for the treatment of opioid-induced constipation in advanced illness patients who are receiving palliative care when response to usual laxative therapy has not been sufficient.  In Canada, the drug is approved for the treatment of opioid-induced constipation in patients with advanced illness, receiving palliative care.  When response to laxatives has been insufficient, RELISTOR should be used as an adjunct therapy to induce a prompt bowel movement.  Applications in additional countries are pending.  RELISTOR is under license to Salix from Progenics Pharmaceuticals, Inc.

Important Safety Information for RELISTOR Subcutaneous Injection

RELISTOR is indicated for the treatment of opioid-induced constipation (OIC) in patients with advanced illness who are receiving palliative care, when response to laxative therapy has not been sufficient.  Use of RELISTOR beyond four months has not been studied.

RELISTOR is contraindicated in patients with known or suspected mechanical gastrointestinal obstruction.  If severe or persistent diarrhea occurs during treatment, advise patients to discontinue therapy with RELISTOR and consult their physician.  Use of RELISTOR has not been studied in patients with peritoneal catheters.

Safety and efficacy of RELISTOR have not been established in pediatric patients.

Rare cases of gastrointestinal (GI) perforation have been reported in advanced illness patients with conditions that may be associated with localized or diffuse reduction of structural integrity in the wall of the GI tract (i.e., cancer, peptic ulcer, Ogilvie's syndrome).  Perforations have involved varying regions of the GI tract (e.g., stomach, duodenum, colon).

Use RELISTOR with caution in patients with known or suspected lesions of the GI tract.  Advise patients to discontinue therapy with RELISTOR and promptly notify their physician if they develop severe, persistent, and/or worsening abdominal symptoms.

The most common adverse reactions reported with RELISTOR compared with placebo in clinical trials were abdominal pain (28.5% vs 9.8%), flatulence (13.3% vs 5.7%), nausea (11.5% vs 4.9%), dizziness (7.3% vs 2.4%),  diarrhea (5.5% vs 2.4%), and hyperhydrosis (6.7% vs 6.5%).

RELISTOR full Prescribing Information for the U.S. is available at www.relistor.com.

1.8            May 10, 2007 Form 8-K announcing MIP's initiation of phase 1/2 Azedra trial
(http://www.sec.gov/Archives/edgar/data/1340752/000095013507003060/0000950135-07-003060-index.htm)
Molecular Insight Pharmaceuticals, Inc. Initiates Azedra™ Therapeutic Trial in
Neuroendocrine Cancer Patients

- Phase 1/2 Trial Underway To Establish Dose, Evaluate Safety And Efficacy –

Cambridge, MA, May 10, 2007 — Molecular Insight Pharmaceuticals, Inc. (NASDAQ: MIPI) announced today that it has initiated a two-stage, Phase 1/2 therapeutic clinical trial for Azedra™ (Ultratrace™ iobenguane I 131 or Ultratrace MIBG), for the treatment of malignant pheochromocytoma, a type of neuroendocrine cancer. The clinical trial is designed to determine therapeutic dosing and evaluate the safety and efficacy of Azedra, a targeted radiotherapeutic which consists of the known I-131-MIBG molecule radiolabeled using the company's proprietary UltratraceTM technology.

The Phase 1 segment of the trial, which is expected to involve an estimated 12 to 18 patients, is a dose-ranging study designed to determine the maximum tolerated dose (MTD) of Azedra to be administered in the Phase 2 segment of the study. Molecular Insight anticipates that the dose-ranging portion of the trial will be completed in the second half of 2007, depending on when the maximum tolerated dose is identified.

The Phase 2 segment of the trial is designed to determine safety and efficacy of Azedra as a monotherapy and is planned to enroll up to 37 patients in the United States, Canada and Europe. Patients will receive an initial Azedra infusion to confirm tumor uptake and then receive therapeutic dosing based on the maximum tolerated dose determined in Phase 1. The primary endpoint of Phase 2 of the trial will be to assess objective tumor response at 9 months following treatment with Azedra, and is based on comparison to historical response rates of approximately 30% to 40% as reported in the scientific literature with respect to I 131 MIBG commercially available in Europe. Secondary endpoints will examine objective tumor response rate at 3, 6 and 12 months, biochemical response rate and validated "quality of life" measurements.

"There is an important need for new treatment options for pheochromocytoma and paraganglioma patients with malignant disease," said Dr. Edward Coleman, Professor of Radiology and Vice-Chairman of the Department of Radiology at Duke University Medical Center and Principal Investigator for the trial. "Azedra is a targeted radiotherapeutic that demonstrated high tumor uptake in preclinical studies and favorable pharmacokinetics in a recently completed Phase 1 dosimetry trial conducted at Duke. This therapeutic trial will be the first to evaluate its potential to provide clinical benefit." In addition to Duke, the Phase 1 portion of the study will be conducted at approximately four to six sites in the United States and Canada.

"Azedra exemplifies the commitment of Molecular Insight in striving to address a significant unmet patient need by combining an already commercialized molecule with our proprietary Ultratrace radiolabeling technology," said John W. Babich, President and Chief Scientific Officer of Molecular Insight. "We believe that the Ultratrace technology platform enables us to maximize the utility of radiotherapeutics by eliminating unnecessary cold contaminants, or non radioactive molecules, which provide no therapeutic benefit and may cause side effects. While I-131-MIBG containing cold contaminants is commercially available in Europe for therapeutic use, it is not approved in the United States, where it is only available through compassionate use protocols," he added.

Pheochromocytomas, which typically affect the adrenal gland, cause excess release of the hormones epinephrine and norepinephrine, producing adverse and often severe effects on a patient's heart rate and blood pressure. For patients with malignant disease, for whom surgery is not an option, the five-year survival rate is less than 50 percent.

"This trial is a key part of our commitment for developing targeted radiotherapeutics for life-threatening disease," said David S. Barlow, Chairman and Chief Executive Officer of Molecular Insight. "In addition to proving the clinical potential for Azedra, it demonstrates our strategy to leverage our Ultratrace technology platform, which we are using to develop other products in our pipeline such as TrofexTM (formerly known as MIP-220), our molecular imaging pharmaceutical candidate to detect prostate cancer."

Azedra is one of two clinical-stage oncology candidates that Molecular Insight is developing for the treatment of neuroendocrine tumors. Azedra has been designated as an Orphan Drug with Fast Track status by the U.S. Food and Drug Administration. The company is also developing Onalta™ (90Y-edotreotide), a radiolabeled somatostatin analog, initially for the treatment of pancreatic neuroendocrine and carcinoid tumors whose symptoms are not controlled by conventional somatostatin analog therapy. Molecular Insight acquired edotreotide from Novartis AG, which conducted Phase 1 and 2 clinical trials in the United States with over 300 patients.

Comment 2 Attachments:
2.1            July 27, 2012 Form 8-K including joint release announcing receipt of Complete Response Letter
(http://www.sec.gov/Archives/edgar/data/835887/000083588712000035/0000835887-12-000035-index.htm)
Salix And Progenics Receive Complete Response Letter From FDA For Relistor® sNDA

RALEIGH, NC and TARRYTOWN, NY, July 27, 2012- Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Progenics Pharmaceuticals (NASDAQ:PGNX) today received at approximately 5:00 p.m. ET a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) following its review of a Supplemental New Drug Application (sNDA) for RELISTOR® (methylnaltrexone bromide) injection for subcutaneous use for the treatment of opioid-induced constipation (OIC) in adult patients with chronic, non-cancer pain. The CRL requests additional clinical data. Salix and Progenics intend to request an End-of-Review meeting with the Division of Gastroenterology and Inborn Errors Products to better understand the contents of the CRL.

RELISTOR is a peripherally acting mu–opioid receptor antagonist specifically designed to block the constipating effects of opioid pain medications in the gastrointestinal tract. RELISTOR does not cross the blood-brain barrier, therefore relieving the distressing effects of the constipation while retaining the analgesic effect of the opioid. RELISTOR Subcutaneous Injection has been FDA approved since 2008 to treat constipation in patients with advanced illness and receiving palliative care, when response to laxative therapy has not been sufficient.

About Opioids, Constipation and RELISTOR (methylnaltrexone bromide)

Opioid analgesics are frequently prescribed for patients with chronic pain. Constipation, a common side effect, occurs in patients receiving opioid therapy. RELISTOR is the first approved medication that specifically targets the underlying cause of opioid-induced constipation in these patients. Opioids relieve pain by specifically interacting with mu–opioid receptors within the brain and spinal cord. However, opioids also interact with mu–opioid receptors found outside the central nervous system, such as those within the gastrointestinal tract, resulting in constipation that can be debilitating. RELISTOR is a peripherally acting mu–opioid receptor antagonist that does not cross the blood-brain barrier and was specifically designed to block mu-opioid receptors in the GI tract, therefore decreasing the constipating effects of opioid pain medications without affecting their ability to relieve pain.

RELISTOR Subcutaneous Injection was approved in the United States in 2008 for the treatment of opioid-induced constipation in patients with advanced illness who are receiving palliative care, when response to laxative therapy has not been sufficient. The use of RELISTOR beyond four months has not been studied. The drug is also approved for use in 58 countries worldwide, including the European Union, Canada, and Australia. In the 27 member states of the E.U., as well as Iceland, Norway and Liechtenstein, RELISTOR is approved for the treatment of opioid–induced constipation in advanced illness patients who are receiving palliative care when response to usual laxative therapy has not been sufficient. In Canada, the drug is approved for the treatment of opioid–induced constipation in patients with advanced illness, receiving palliative care. When response to laxatives has been insufficient, RELISTOR should be used as an adjunct therapy to induce a prompt bowel movement. Applications in additional countries are pending. RELISTOR is under license to Salix Pharmaceuticals and Ono Pharmaceutical from Progenics Pharmaceuticals.

For more information about RELISTOR, please visit www.RELISTOR.com

Important Safety Information for RELISTOR

RELISTOR is indicated for the treatment of opioid–induced constipation in patients with advanced illness who are receiving palliative care, when response to laxative therapy has not been sufficient. Use of RELISTOR beyond four months has not been studied.

RELISTOR is contraindicated in patients with known or suspected mechanical gastrointestinal obstruction. If severe or persistent diarrhea occurs during treatment, advise patients to discontinue therapy with RELISTOR and consult their physician. Use of RELISTOR has not been studied in patients with peritoneal catheters.

Safety and efficacy of RELISTOR have not been established in pediatric patients.

Rare cases of gastrointestinal (GI) perforation have been reported in advanced illness patients with conditions that may be associated with localized or diffuse reduction of structural integrity in the wall of the GI tract (i.e., cancer, peptic ulcer, Ogilvie's syndrome). Perforations have involved varying regions of the GI tract (e.g., stomach, duodenum, colon).

Use RELISTOR with caution in patients with known or suspected lesions of the GI tract. Advise patients to discontinue therapy with RELISTOR and promptly notify their physician if they develop severe, persistent, and/or worsening abdominal symptoms.

The most common adverse reactions reported with RELISTOR compared with placebo in clinical trials were abdominal pain (28.5% vs 9.8%), flatulence (13.3% vs 5.7%), nausea (11.5% vs 4.9%), dizziness (7.3% vs 2.4%), diarrhea (5.5% vs 2.4%), and hyperhidrosis (6.7% vs 6.5%).

RELISTOR full Prescribing Information for the U.S. is available at www.RELISTOR.com

2.2            3Q12 Form 10-Q providing additional information concerning the CRL
(http://www.sec.gov/Archives/edgar/data/835887/000083588712000061/0000835887-12-000061-index.htm)
From Note 1 to Interim Financial Statements:
As previously announced, on July 27 the FDA issued a Complete Response Letter (CRL) requesting additional clinical data for the supplemental New Drug Application (sNDA) for Relistor injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. On October 5, an End-of-Review meeting was held with the FDA's Division of Gastroenterology and Inborn Errors Products to better understand the contents of the letter. The Division has expressed a concern that there may be a risk associated with the chronic use of mu-opioid antagonists in patients who are taking opioids for chronic pain. In order to understand this potential risk, the Division has communicated that a very large, well-controlled, chronic administration trial will have to be conducted to assess the safety of any mu-opioid antagonist prior to market approval for the treatment of patients with OIC who are taking opioids for chronic, non-cancer pain. Salix has held discussions with the Division and has expressed the view that the post-marketing, clinical and preclinical data currently available for Relistor adequately demonstrate an appropriate and expected safety profile sufficient to permit the approval of the current Relistor sNDA.

Salix and Progenics plan to continue to work with the FDA to generate a reasonable path forward for the further development and regulatory review of Relistor that can be agreed upon by the parties. While it is not possible to determine definitively the duration of discussions with the FDA regarding this matter, at this time Salix and Progenics anticipate a path forward could be reached with the FDA during 2013.

From MD&A:

As previously announced, on July 27 the FDA issued a Complete Response Letter (CRL) requesting additional clinical data for the supplemental New Drug Application (sNDA) for Relistor injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. On October 5, an End-of-Review meeting was held with the FDA's Division of Gastroenterology and Inborn Errors Products to better understand the contents of the letter. The Division has expressed a concern that there may be a risk associated with the chronic use of mu-opioid antagonists in patients who are taking opioids for chronic pain. In order to understand this potential risk, the Division has communicated that a very large, well-controlled, chronic administration trial will have to be conducted to assess the safety of any mu-opioid antagonist prior to market approval for the treatment of patients with OIC who are taking opioids for chronic, non-cancer pain. Salix has held discussions with the Division and has expressed the view that the post-marketing, clinical and preclinical data currently available for Relistor adequately demonstrate an appropriate and expected safety profile sufficient to permit the approval of the current Relistor sNDA.

Salix and Progenics plan to continue to work with the FDA to generate a reasonable path forward for the further development and regulatory review of Relistor that can be agreed upon by the parties. While it is not possible to determine definitively the duration of discussions with the FDA regarding this matter, at this time Salix and Progenics anticipate a path forward could be reached with the FDA during 2013.

2.3            2012 Form 10-K providing additional information concerning the CRL
(http://www.sec.gov/Archives/edgar/data/835887/000083588713000017/0000835887-13-000017-index.htm)
From Item 1. Business:

Relistor, the first approved treatment for opioid-induced constipation (OIC) that addresses its underlying mechanism, decreases the constipating side effects induced by opioid pain medications such as morphine and codeine without diminishing their ability to relieve pain. Relistor subcutaneous injection is approved for sale in the U.S., E.U., Canada, Australia and elsewhere in pre-filled syringes, which are designed to ease preparation and administration for patients and caregivers. Under our License Agreement, Salix is responsible for developing and commercializing Relistor, including completing clinical development necessary to support regulatory marketing approvals for potential new indications (such as OIC in patients with chronic, non-cancer pain) and formulations of the drug (such as an oral formulation of methylnaltrexone, the active ingredient in Relistor). As previously announced, the U.S. Food and Drug Administration last July issued a Complete Response Letter for the supplemental New Drug Application for Relistor injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. Salix and Progenics are continuing to work together and with the FDA to generate a reasonable path forward for the further development and regulatory review of Relistor, and while it is not possible to determine definitively the duration of discussions with the FDA regarding this matter, at this time Salix and Progenics anticipate a path forward could be reached with the FDA during 2013. See Risk Factors.

Relistor

Under our License Agreement, Salix Pharmaceuticals is responsible for further developing and commercializing subcutaneous Relistor worldwide other than Japan, including completing clinical development necessary to support regulatory marketing approvals for potential new indications and formulations, and marketing and selling the product. Salix is marketing Relistor directly through its specialty sales force in the U.S., and outside the U.S., directly through distribution and marketing partners and sublicensing regional companies. Among the rights we have licensed to Salix are our exclusive rights to develop and commercialize methylnaltrexone, the active ingredient of Relistor, which we in-licensed from the University of Chicago and for which we are obligated to make milestone and royalty payments to the University. Salix is paying us royalties ranging from 15 to 19 percent on its net sales of Relistor as well as 60% of any upfront, milestone, reimbursement or other revenue (net of costs of goods sold and territory-specific research and development expense reimbursement) it receives from sublicensees in respect of any country outside the U.S. We are also eligible to receive (i) a development milestone of up to $40 million upon U.S. marketing approval for subcutaneous Relistor in chronic, non-cancer pain patients (the proposed indication addressed in the Complete Response Letter referred to above), (ii) a development milestone of up to $50 million upon U.S. marketing approval of an oral formulation of Relistor, and (iii) up to $200 million of commercialization milestone payments upon achievement of specified U.S. sales targets. In the event that either marketing approval is subject to a Black Box Warning or Risk Evaluation and Mitigation Strategy (REMS), payment of a substantial portion of specified milestone amounts would be deferred, and subject, to achievement of the first commercialization milestone payable upon annual U.S. sales first exceeding $100 million. See Risk Factors.

From Item 1A. Risk Factors:

We are dependent on Salix, Ono and other business partners to develop and commercialize Relistor, exposing us to significant risks.

We rely on Salix to complete development and obtain regulatory approvals for additional formulations of and indications for Relistor and, in the Japanese market, we rely on Ono to conduct clinical trials and obtain regulatory approvals. We are and will be dependent upon Salix, Ono and any other business partners with which we may collaborate in the future to perform and fund development, including clinical testing of Relistor, make related regulatory filings and manufacture and market products, including for new indications and in new formulations, in their respective territories. Revenue from the sale of Relistor depends entirely upon the efforts of Salix and its sublicensees, which have significant discretion in determining the efforts and resources they apply to sales of Relistor. Ono will have similar discretion with respect to sales in Japan. Neither may be effective in obtaining approvals for new indications or formulations, marketing existing or future products or arranging for necessary sublicense or distribution relationships. Our business relationships with Salix, Ono and other partners may not be scientifically, clinically or commercially successful. For example, Salix has a variety of marketed products. Salix is not, however, a large diversified pharmaceutical company and does not have resources commensurate with such companies. Salix has its own corporate objectives, which may not be consistent with our best interests, and may change its strategic focus or pursue alternative technologies in a manner that results in reduced or delayed revenue to us. Changes of this nature might also occur if Salix were acquired or if its management changed. We may have future disagreements with Salix or Ono, both of which have significantly greater financial and managerial resources which either could draw upon in the event of a dispute. Such disagreements could lead to lengthy and expensive litigation or other dispute-resolution proceedings as well as extensive financial and operational consequences to us and have a material adverse effect on our business, results of operations and financial condition. In addition, independent actions may be taken by Salix and/or Ono concerning product development, marketing strategies, manufacturing and supply issues, and rights relating to intellectual property, including Relistor's path forward in light of the July, 2012 Complete Response Letter from the FDA. For example, Salix has disclosed in regulatory filings that it might terminate its development program Relistor subcutaneous injection for treatment of OIC in chronic non-cancer pain patients, and that additional information and additional guidance from the FDA could result in the termination of its oral OIC Relistor development program.

If we or our collaborators do not obtain regulatory approval for our product candidates on a timely basis, or at all, or if the terms of any approval impose significant restrictions or limitations on use, our business, results of operations and financial condition will be adversely affected. Setbacks in clinical development programs could have a material adverse effect on our business.

Regulatory approvals are necessary to market product candidates and require demonstration of a product's safety and efficacy through extensive pre-clinical and clinical trials. We or our collaborators may not obtain regulatory approval for product candidates on a timely basis, or at all, and the terms of any approval (which in some countries includes pricing approval) may impose significant restrictions, limitations on use or other commercially unattractive conditions. We, our collaborators or regulators may also suspend or terminate clinical trials if we or they believe that the participating subjects are being exposed to unacceptable health risks, and after reviewing trial results, we or our collaborators may abandon projects which we previously believed to be promising for commercial or other reasons unrelated to patient risks. During this process, we may find, for example, that results of pre-clinical studies are inconclusive or not indicative of results in human clinical trials, clinical investigators or contract research organizations do not comply with protocols or applicable regulatory requirements, or that product candidates do not have the desired efficacy or have undesirable side effects or other characteristics that preclude marketing approval or limit their potential commercial use if approved. In such circumstances, the entire development program for that product candidate could be adversely affected, resulting in delays in trials or regulatory filings for further marketing approval and a possible need to reconfigure our clinical trial programs to conduct additional trials or abandon the program involved. Conducting additional clinical trials or making significant revisions to a clinical development plan would lead to delays in regulatory filings. If clinical trials indicate, or regulatory bodies are concerned about, actual or possible serious problems with the safety or efficacy of a product candidate, such as the concerns expressed in the FDA's July 2012 Complete Response Letter or during consideration of the oral Relistor development program, we or our collaborators may stop or significantly slow development or commercialization of affected products. As a result of such concerns, the development programs for subcutaneous and/or oral Relistor for chronic, non-cancer pain patients may be significantly delayed or terminated altogether.

Even if we agree to a path forward with Salix and the FDA, if the results of any future Relistor trials are not satisfactory or we or our collaborators encounter problems enrolling subjects, clinical trial supply issues, setbacks in developing drug formulations, including raw material-supply, manufacturing, stability or other difficulties, or issues complying with protocols or applicable regulatory requirements, the entire development program for Relistor could be adversely affected in a material manner. If any of our collaborators breach or terminate its agreement with us or otherwise fail to conduct successfully and in a timely manner the collaborative activities for which they are responsible, the preclinical or clinical development or commercialization of the affected product candidate or research program could be delayed or terminated. We generally do not control the amount and timing of resources that our collaborators devote to our programs or product candidates. We also do not know whether current or future collaboration partners, if any, might pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases or conditions targeted by our collaborative arrangements. Setbacks of these types could have a material adverse effect on our business, results of operations and financial condition.

Progenics' stock price has a history of volatility and may be affected by selling pressure, including in the event of substantial sales of Progenics stock by former Molecular Insight stockholders. You should consider an investment in Progenics stock as risky and invest only if you can withstand a significant loss.

Our stock price has a history of significant volatility. In 2012, it varied between a high of $11.34 and a low of $1.41. Factors that may have a significant impact on the market price of our common stock include the results of clinical trials and pre-clinical studies undertaken by us or others; delays, terminations or other changes in development programs; developments in marketing approval efforts, such as the FDA's July, 2012 Complete Response Letter with respect to the sNDA for Relistor subcutaneous injection for the treatment of OIC in adult patients with chronic, non-cancer pain; developments in collaborator or other business relationships, particularly regarding Relistor, PSMA ADC or other significant products or programs; technological innovation or product announcements by us, our collaborators or our competitors; patent or other proprietary rights developments; governmental regulation; changes in reimbursement policies or health care legislation; safety and efficacy concerns about products developed by us, our collaborators or our competitors; our ability to fund ongoing operations; fluctuations in our operating results; purchases we may make under a share repurchase program, or discontinuation of any such purchases; and general market conditions. At times, our stock price has been volatile even in the absence of significant news or developments. The stock prices of biotechnology companies and securities markets generally have been subject to dramatic price swings in recent years, and financial and market conditions during that period have resulted in widespread pressures on securities of issuers throughout the world economy.

From Item 7. MD&A:

Overview

General. Progenics Pharmaceuticals develops innovative medicines for oncology. As discussed in Business, above, a significant part of our research and development efforts centers on prostate specific membrane antigen (PSMA), where we are conducting phase 2 clinical trials of two product candidates for prostate cancer: our therapeutic candidate, PSMA ADC, and MIP-1404, an imaging agent candidate in development by our Molecular Insight Pharmaceuticals subsidiary. Among other assets in our pipeline of targeted radiotherapy and molecular imaging compounds are a group of small molecule therapeutics, MIP-1095, -1555 and -1558, in preclinical study for metastatic prostate cancer and other PSMA-expressing cancers, and Azedra, an ultra-orphan radiotherapy candidate in phase 2 study, for pheochromocytoma and potential additional indications. For the acquisition of the privately-held Molecular Insight, we issued its then-stockholders a total of 4.6 million shares of Progenics common stock in an unregistered transaction pursuant to SEC Regulation D, and agreed to pay potential milestones, in cash or Progenics stock at Progenics' option, of up to $23 million contingent upon achieving specified commercialization events and up to $70 million contingent upon achieving specified sales targets relating to all Molecular Insight products. As noted below, Molecular Insight is not included in the discussion and analysis in this Item 7.

Progenics has developed internally and acquired from research institutions, pharmaceutical and biotechnology companies compounds and technologies which we determine to advance with other parties, including our first commercial drug, Relistor® (methylnaltrexone bromide) subcutaneous injection for the treatment of opioid induced constipation, which as discussed in Business, above, we have licensed to Salix Pharmaceuticals worldwide other than Japan, where we have licensed the subcutaneous formulation of the drug to Ono Pharmaceutical. We have also recently out-licensed to MedImmune our proprietary C. difficile research program for a $5.0 million upfront payment (received in 2013) and the right to receive potential future milestone and royalty payments, and transferred our PRO 140 HIV viral-entry inhibitor to CytoDyn for $3.5 million cash and the right to receive potential future payments as well. We have recently suspended investment in our proprietary phosphoinositide 3-kinase (PI3K) inhibitor research and are evaluating alternative paths forward for this program. We continue to consider opportunities for strategic collaborations, out-licenses and other arrangements with biopharmaceutical companies involving our proprietary research, development and clinical programs, and may in the future also in-license or acquire additional oncology compounds and/or programs.

Our current principal sources of revenue from operations are upfront, commercialization milestone, royalty and revenue-sharing payments from Salix's Relistor operations. Royalty and milestone payments from Relistor depend on success in development and commercialization, which is dependent on many factors, such as the actions of Salix and Ono, decisions by the FDA and other regulatory bodies, such as the Complete Response Letter mentioned in Business and Risk Factors, the outcome of clinical and other testing of Relistor, and, to the extent requested by our collaboration partners, our own efforts.

From Note 1 to Financial Statements:
1. Organization and Business

Progenics Pharmaceuticals, Inc. ("Progenics," "we" or "us") develops innovative medicines for oncology. A significant part of our research and development efforts centers on prostate specific membrane antigen (PSMA), a protein found at high levels on the surface of prostate cancer cells and also on the neovasculature of a number of other types of solid tumors. We are conducting phase 2 clinical trials of two product candidates for prostate cancer: our therapeutic candidate, PSMA ADC, a fully human monoclonal antibody-drug conjugate (ADC) directed toward PSMA, and MIP-1404, an imaging agent candidate in development by Molecular Insight Pharmaceuticals, a clinical-stage biotechnology company we acquired in January 2013 (see Note 15). Among other assets in our pipeline of targeted radiotherapy and molecular imaging compounds from the acquisition are a group of small molecule therapeutics, MIP-1095, -1555 and -1558, in preclinical study for metastatic prostate cancer and other PSMA-expressing cancers, and Azedra™, an ultra-orphan radiotherapy candidate in phase 2 study for pheochromocytoma and potential additional indications.

Progenics has developed internally and acquired from research institutions, pharmaceutical and biotechnology companies compounds and technologies which we determine to advance with other parties, including our first commercial drug, Relistor® (methylnaltrexone bromide) subcutaneous injection for the treatment of opioid induced constipation, which we have licensed to Salix Pharmaceuticals, Inc. worldwide other than Japan, where we have licensed the subcutaneous formulation of the drug to Ono Pharmaceutical Co., Ltd. In 2012, we out-licensed to MedImmune, LLC our proprietary C. difficile research program for a $5.0 million upfront payment (received in 2013) and the right to receive potential future milestone and royalty payments, and transferred our PRO 140 HIV viral-entry inhibitor to CytoDyn Inc. for $3.5 million cash and the right to receive potential future payments as well. We have recently suspended investment in our proprietary phosphoinositide 3-kinase (PI3K) inhibitor research and are evaluating alternative paths forward for this program. We continue to consider opportunities for strategic collaborations, out-licenses and other arrangements with biopharmaceutical companies involving our proprietary research, development and clinical programs, and may in the future also in-license or acquire additional oncology compounds and/or programs.

Our current principal sources of revenue from operations are upfront, commercialization milestone, royalty and revenue-sharing payments from Salix's Relistor operations. Royalty and milestone payments from Relistor depend on success in development and commercialization, which is dependent on many factors, such as the actions of Salix and Ono, decisions by the FDA and other regulatory bodies, such as the Complete Response Letter mentioned below, the outcome of clinical and other testing of Relistor, and, to the extent requested by our collaboration partners, our own efforts. We and Salix have sought to expand the availability of subcutaneous Relistor to patients taking opioids for non-cancer pain and who suffer from OIC as a result, and to develop an oral formulation of methylnaltrexone for use by such patients. As previously announced, the FDA in July 2012 issued a Complete Response Letter for the supplemental New Drug Application for Relistor injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. Salix and Progenics are continuing to work together with the FDA to generate a reasonable path forward for the further development and regulatory review of Relistor, and while is not possible to determine definitively the duration of discussions with the FDA regarding this matter, at this time Salix and Progenics anticipate a path forward could be reached with the FDA during 2013.

2.4            1Q13 Form 10-Q providing additional information concerning the CRL
(http://www.sec.gov/Archives/edgar/data/835887/000083588713000037/0000835887-13-000037-index.htm)
From Note 1 to Interim Financial Statements:
1.  Interim Financial Statements

Progenics Pharmaceuticals, Inc. ("Progenics," "we" or "us") develops innovative medicines for oncology. A significant part of our research and development efforts centers on prostate specific membrane antigen (PSMA), a protein found at high levels on the surface of prostate cancer cells and also on the neovasculature of a number of other types of solid tumors. We are conducting phase 2 clinical trials of two product candidates for prostate cancer: our therapeutic candidate, PSMA ADC, a fully human monoclonal antibody-drug conjugate (ADC) directed toward PSMA, and MIP-1404, an imaging agent candidate in development by Molecular Insight Pharmaceuticals, Inc., a clinical-stage biotechnology company we acquired in January (see Note 2). Among other assets in our pipeline of targeted radiotherapy and molecular imaging compounds from the acquisition are a group of small molecule therapeutics, MIP-1095, -1555 and -1558, in preclinical study for metastatic prostate cancer and other PSMA-expressing cancers, and Azedra™, an ultra-orphan radiotherapy candidate in phase 2 clinical trials for pheochromocytoma and potential additional indications.

Progenics has developed internally and acquired from research institutions, pharmaceutical and biotechnology companies compounds and technologies which we intend to advance with other parties, including our first commercial drug, Relistor® (methylnaltrexone bromide) subcutaneous injection for the treatment of opioid induced constipation (OIC), which we have licensed to Salix Pharmaceuticals, Inc. worldwide other than Japan, where we have licensed the subcutaneous formulation of the drug to Ono Pharmaceutical Co., Ltd. We have recently suspended investment in our proprietary phosphoinositide 3-kinase (PI3K) inhibitor research and are evaluating alternative paths forward for this program. We continue to consider opportunities for strategic collaborations, out-licenses and other arrangements with biopharmaceutical companies involving our proprietary research, development and clinical programs, and may in the future also in-license or acquire additional oncology compounds and/or programs. Molecular Insight's operations from January 18, 2013, the closing date of the acquisition, are included in the interim Consolidated Financial Statements.

Our current principal sources of revenue from operations are upfront, commercialization milestones, royalty and revenue-sharing payments from Salix's Relistor operations. Royalty and milestone payments from Relistor depend on success in development and commercialization, which is dependent on many factors, such as the actions of Salix and Ono, decisions by the FDA and other regulatory bodies, the outcome of clinical and other testing of Relistor, and, to the extent requested by our collaboration partners, our own efforts. We and Salix have sought to expand the availability of subcutaneous Relistor to patients taking opioids for non-cancer pain and who suffer from OIC as a result, and to develop an oral formulation of methylnaltrexone for use by such patients. As previously announced, the FDA in July 2012 issued a Complete Response Letter for the supplemental New Drug Application for Relistor injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. Salix and Progenics are continuing to work together with the FDA to generate a reasonable path forward for the further development and regulatory review of Relistor, and while it is not possible to determine definitively the duration of discussions with the FDA regarding this matter, at this time Salix and Progenics anticipate a path forward could be reached with the FDA during 2013.

From MD&A:

Overview

General. Progenics Pharmaceuticals develops innovative medicines for oncology. A significant part of our research and development efforts centers on prostate specific membrane antigen (PSMA), where we are conducting phase 2 clinical trials of two product candidates for prostate cancer: our therapeutic candidate, PSMA ADC, and MIP-1404, an imaging agent candidate in development by our Molecular Insight Pharmaceuticals subsidiary. Among other assets in our pipeline of targeted radiotherapy and molecular imaging compounds are a group of small molecule therapeutics, MIP-1095, -1555 and -1558, in preclinical study for metastatic prostate cancer and other PSMA-expressing cancers, and Azedra™, an ultra-orphan radiotherapy candidate in phase 2 clinical trials, for pheochromocytoma and potential additional indications.

For the acquisition of the privately-held Molecular Insight, completed in January, we issued its then-stockholders a total of 4,566,210 shares (500,000 of which were placed in escrow) of Progenics common stock in a private transaction not taxable to Progenics, and agreed to pay potential milestones, in cash or Progenics stock at Progenics' option, of up to $23 million contingent upon achieving specified commercialization events and up to $70 million contingent upon achieving specified sales targets relating to all Molecular Insight products. 93,847 of the escrow shares have been returned to Progenics to date pursuant to adjustment provisions of the agreement, resulting in the number of shares currently issued to Molecular's stockholders being 4,472,363. As described in Note 2 to the Consolidated Financial Statements, the acquisition was accounted for using the acquisition method of accounting, under which assets and liabilities of Molecular were recorded at their estimated respective fair values as of the January 18th acquisition date and added to those of Progenics. The difference between the estimated fair value of the acquisition consideration and fair value of the identifiable net assets represents potential future economic benefits arising from combining Progenics and Molecular, and has been recorded as goodwill. The results of operations of Molecular's business from January 18, 2013, the closing date of the acquisition, the estimated fair market values of the assets acquired and liabilities assumed, and goodwill are included in our consolidated financial statements since the date of the acquisition and are included in the discussion and analysis below.

Progenics has developed internally and acquired from research institutions, pharmaceutical and biotechnology companies compounds and technologies which we intend to advance with other parties, including our first commercial drug, Relistor® (methylnaltrexone bromide) subcutaneous injection for the treatment of opioid induced constipation (OIC), which we have licensed to Salix Pharmaceuticals, Inc. worldwide other than Japan, where we have licensed the subcutaneous formulation of the drug to Ono Pharmaceutical Co., Ltd. We have recently suspended investment in our proprietary phosphoinositide 3-kinase (PI3K) inhibitor research and are evaluating alternative paths forward for this program. We continue to consider opportunities for strategic collaborations, out-licenses and other arrangements with biopharmaceutical companies involving our proprietary research, development and clinical programs, and may in the future also in-license or acquire additional oncology compounds and/or programs.

Our current principal sources of revenue from operations are upfront, commercialization milestone, royalty and revenue-sharing payments from Salix's Relistor operations. Royalty and milestone payments from Relistor depend on success in development and commercialization, which is dependent on many factors, such as the actions of Salix and Ono, decisions by the FDA and other regulatory bodies, the outcome of clinical and other testing of Relistor, and, to the extent requested by our collaboration partners, our own efforts. We and Salix have sought to expand the availability of subcutaneous Relistor to patients taking opioids for non-cancer pain and who suffer from OIC as a result, and to develop an oral formulation of methylnaltrexone for use by such patients. As previously announced, the FDA in July 2012 issued a Complete Response Letter (CRL) for the supplemental New Drug Application for Relistor injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. Salix and Progenics are continuing to work together with the FDA to generate a reasonable path forward for the further development and regulatory review of Relistor, and while it is not possible to determine definitively the duration of discussions with the FDA regarding this matter, at this time Salix and Progenics anticipate a path forward could be reached with the FDA during 2013.

2.5            2Q13 Form 10-Q providing additional information concerning the CRL
(http://www.sec.gov/Archives/edgar/data/835887/000083588713000090/0000835887-13-000090-index.htm)
From Note 1 to Interim Financial Statements:
1.  Interim Financial Statements

Our current principal sources of revenue from operations are upfront, commercialization milestones, royalty and revenue-sharing payments from Salix's Relistor operations. Royalty and milestone payments from Relistor depend on success in development and commercialization, which is dependent on many factors, such as the actions of Salix and Ono, decisions by the FDA and other regulatory bodies, the outcome of clinical and other testing of Relistor, and, to the extent requested by our collaboration partners, our own efforts. We and Salix have sought to expand the availability of subcutaneous Relistor to patients taking opioids for non-cancer pain and who suffer from OIC as a result, and to develop an oral formulation of methylnaltrexone for use by such patients. Salix and Progenics have continued to work together with the FDA to generate a reasonable path forward for the further development and regulatory review of Relistor in light of the FDA's complete response action taken last year regarding Salix's Relistor sNDA for chronic pain. In response to Salix's formal appeal of that action, the FDA informed Salix and Progenics in June that it would seek input from an Advisory Committee before answering the appeal,  and has stated that it will take action under the appeal within 30 days after receiving input from the Advisory Committee.

From Part II, Item 1A. Risk Factors:

We are dependent on Salix, Ono and other business partners to develop and commercialize Relistor, exposing us to significant risks.

We rely on Salix to complete development and obtain regulatory approvals for additional formulations of and indications for Relistor and, in the Japanese market, we rely on Ono to conduct clinical trials and obtain regulatory approvals. We are and will be dependent upon Salix, Ono and any other business partners with which we may collaborate in the future to perform and fund development, including clinical testing of Relistor, make related regulatory filings and manufacture and market products, including for new indications and in new formulations, in their respective territories. Revenue from the sale of Relistor depends entirely upon the efforts of Salix and its sublicensees, which have significant discretion in determining the efforts and resources they apply to sales of Relistor. Ono will have similar discretion with respect to sales in Japan. Neither may be effective in obtaining approvals for new indications or formulations, marketing existing or future products or arranging for necessary sublicense or distribution relationships. Our business relationships with Salix, Ono and other partners may not be scientifically, clinically or commercially successful. For example, Salix has a variety of marketed products. Salix is not, however, a large diversified pharmaceutical company and does not have resources commensurate with such companies. Salix has its own corporate objectives, which may not be consistent with our best interests, and may change its strategic focus or pursue alternative technologies in a manner that results in reduced or delayed revenue to us. Changes of this nature might also occur if Salix were acquired or if its management changed. We may have future disagreements with Salix or Ono, both of which have significantly greater financial and managerial resources which either could draw upon in the event of a dispute. Such disagreements could lead to lengthy and expensive litigation or other dispute-resolution proceedings as well as extensive financial and operational consequences to us and have a material adverse effect on our business, results of operations and financial condition. In addition, independent actions may be taken by Salix and/or Ono concerning product development, marketing strategies, manufacturing and supply issues, and rights relating to intellectual property, including Relistor's path forward in light of the July 2012 Complete Response Letter from the FDA. For example, Salix has disclosed in regulatory filings that it might terminate its development program for Relistor subcutaneous injection for treatment of OIC in chronic non-cancer pain patients, and that additional information and additional guidance from the FDA could result in the termination of its oral OIC Relistor development program.

If we or our collaborators do not obtain regulatory approval for our product candidates on a timely basis, or at all, or if the terms of any approval impose significant restrictions or limitations on use, our business, results of operations and financial condition will be adversely affected. Setbacks in clinical development programs could have a material adverse effect on our business.

Regulatory approvals are necessary to market product candidates and require demonstration of a product's safety and efficacy through extensive pre-clinical and clinical trials. We or our collaborators may not obtain regulatory approval for product candidates on a timely basis, or at all, and the terms of any approval (which in some countries includes pricing approval) may impose significant restrictions, limitations on use or other commercially unattractive conditions. We, our collaborators or regulators may also amend, suspend or terminate clinical trials if we or they believe that the participating subjects are being exposed to unacceptable health risks, and after reviewing trial results, we or our collaborators may abandon projects which we previously believed to be promising for commercial or other reasons unrelated to patient risks. During this process, we may find, for example, that results of pre-clinical studies are inconclusive or not indicative of results in human clinical trials, clinical investigators or contract research organizations do not comply with protocols or applicable regulatory requirements, or that product candidates do not have the desired efficacy or have undesirable side effects or other characteristics that preclude marketing approval or limit their potential commercial use if approved. In such circumstances, the entire development program for that product candidate could be adversely affected, resulting in delays in trials or regulatory filings for further marketing approval and a possible need to reconfigure our clinical trial programs to conduct additional trials or abandon the program involved. Conducting additional clinical trials or making significant revisions to a clinical development plan would lead to delays in regulatory filings. If clinical trials indicate, or regulatory bodies are concerned about, actual or possible serious problems with the safety or efficacy of a product candidate, such as the concerns expressed in the FDA's July 2012 Complete Response Letter or during consideration of the oral Relistor development program, we or our collaborators may stop or significantly slow development or commercialization of affected products. As a result of such concerns, the development programs for subcutaneous and/or oral Relistor for chronic, non-cancer pain patients may be significantly delayed or terminated altogether.

Even if we agree to a path forward with Salix and the FDA, if the results of any future Relistor trials are not satisfactory or we or our collaborators encounter problems enrolling subjects, clinical trial supply issues, setbacks in developing drug formulations, including raw material-supply, manufacturing, stability or other difficulties, or issues complying with protocols or applicable regulatory requirements, the entire development program for Relistor could be adversely affected in a material manner. Such scenarios could also befall our other clinical-stage product candidates. If any of our collaborators breach or terminate its agreement with us or otherwise fail to conduct successfully and in a timely manner the collaborative activities for which they are responsible, the preclinical or clinical development or commercialization of the affected product candidate or research program could be delayed or terminated. We generally do not control the amount and timing of resources that our collaborators devote to our programs or product candidates. We also do not know whether current or future collaboration partners, if any, might pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases or conditions targeted by our collaborative arrangements. Setbacks of these types could have a material adverse effect on our business, results of operations and financial condition.

Progenics' stock price has a history of volatility and may be affected by selling pressure, including in the event of substantial sales of Progenics stock by former Molecular Insight stockholders. You should consider an investment in Progenics stock as risky and invest only if you can withstand a significant loss.

Our stock price has a history of significant volatility. It has varied between a high of $11.34 and a low of $1.41 in 2012 and between a high of $5.96 and a low of $2.53 during the first half of 2013. Factors that may have a significant impact on the market price of our common stock include the results of clinical trials and pre-clinical studies undertaken by us or others; delays, terminations or other changes in development programs; developments in marketing approval efforts, such as the FDA's July 2012 Complete Response Letter with respect to the sNDA for Relistor subcutaneous injection for the treatment of OIC in adult patients with chronic, non-cancer pain; developments in collaborator or other business relationships, particularly regarding Relistor, PSMA ADC or other significant products or programs; technological innovation or product announcements by us, our collaborators or our competitors; patent or other proprietary rights developments; governmental regulation; changes in reimbursement policies or health care legislation; safety and efficacy concerns about products developed by us, our collaborators or our competitors; our ability to fund ongoing operations; fluctuations in our operating results; and general market conditions. At times, our stock price has been volatile even in the absence of significant news or developments. The stock prices of biotechnology companies and securities markets generally have been subject to dramatic price swings in recent years, and financial and market conditions during that period have resulted in widespread pressures on securities of issuers throughout the world economy.

2.6            June 11, 2013 Form 8-K including joint release announcing the FDA's action to convene an Advisory Committee
(http://www.sec.gov/Archives/edgar/data/835887/000083588713000061/0000835887-13-000061-index.htm)
SALIX AND PROGENICS ANNOUNCE FDA ADVISORY
COMMITTEE TO REVIEW RELISTOR sNDA FOR OPIOID-
INDUCED CONSTIPATION IN PATIENTS WITH CHRONIC PAIN
RALEIGH, NC and TARRYTOWN, NY, June 11, 2013 - Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Progenics Pharmaceuticals (NASDAQ:PGNX) today announced that the FDA is seeking input from an Advisory Committee on Salix's Supplemental New Drug Application (sNDA) for RELISTOR® (methylnaltrexone bromide) Subcutaneous Injection, for opioid-induced constipation, or OIC, in patients with chronic pain.
The FDA's action to convene an Advisory Committee was taken in response to the formal appeal by Salix of the complete response action taken by the FDA on July 27, 2012 regarding the RELISTOR sNDA for chronic pain. The FDA has said that it will take action under the appeal after receiving input from the Advisory Committee. The FDA will notify the Company once the Advisory Committee meeting date has been determined.
"We remain optimistic that with the FDA and guidance from the Advisory Committee, we can find a path forward that will get this new and alternative therapy to patients with opioid-induced constipation who are taking opioids for their chronic pain," stated Bill Forbes, PharmD, Executive Vice President, Medical, Research and Development and Chief Development Officer, Salix.
"We look forward to the opportunity to bring Relistor to this Advisory Committee to openly discuss our proposed indication for the use of Relistor in patients suffering from OIC and chronic pain.  We understand from an FDA communication that the FDA will seek advice from pain, gastrointestinal, safety and cardiovascular experts.   We believe that some of the areas being considered for discussion during this meeting will include: 1) the potential for drugs in this class to cause withdrawal symptoms, 2) the strength of a potential cardiovascular signal seen with another drug in this class of drugs and the available safety data with Relistor in regards to a potential CV signal as well as 3) the need and timing (pre-approval vs. post-approval) of MACE studies with drugs of this class.  While it is not possible to definitively determine the duration of the appeal process, at this time, we continue to believe a conclusion could be reached during 2013.  Relistor has been available to patients with advanced illness who suffer from OIC since 2008.
The FDA has communicated that it is convening the Advisory Committee for the following reasons:
•
"The potential cardiovascular safety signal observed in the 12-month safety trial of another peripheral mu-opioid antagonist for the treatment of opioid-induced constipation in patients with chronic non-cancer pain raises concern for this class of drug products."

•
The RELISTOR "supplemental application contains only uncontrolled long-term safety data, and while there is no cardiovascular signal apparent in this data, the lack of a control population does not allow a definitive evaluation to be made to rule out a potential cardiovascular safety signal."

•
"FDA needs to provide consistent advice regarding the need for Major Adverse Cardiovascular Event (MACE) studies to applicants developing drug products in this class for this indication.  For this reason, a broader discussion of the potential for cardiovascular events across the drug class is necessary."

2.7            October 1, 2013 Form 8-K including joint release announcing scheduling of Advisory Committee meeting
(http://www.sec.gov/Archives/edgar/data/835887/000083588713000096/0000835887-13-000096-index.htm)
SALIX AND PROGENICS ANNOUNCE FDA ADVISORY
COMMITTEE SCHEDULED TO REVIEW RELISTOR sNDA FOR
OPIOID-INDUCED CONSTIPATION IN PATIENTS WITH
CHRONIC PAIN
March 10-11, 2014 Meeting Date
RALEIGH, NC and TARRYTOWN, NY, October 1, 2013 - Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP)   and Progenics Pharmaceuticals (NASDAQ:PGNX) today announced that the FDA will convene an Advisory Committee on March 10-11, 2014 at which time Salix's Supplemental New Drug Application (sNDA) for RELISTOR® (methylnaltrexone bromide) Subcutaneous Injection, for opioid-induced constipation, or OIC, in patients with chronic pain will be considered.  The date and agenda for the Advisory Committee will not be definitive until publication in the Federal Register.
The FDA's action to convene an Advisory Committee was taken in response to the formal appeal by Salix of the complete response action taken by the FDA on July 27, 2012 regarding the RELISTOR sNDA for chronic pain. The FDA has stated that it will take action under the appeal within 30 days after receiving input from the Advisory Committee.

Comment 6 Attachment:

6.1            2Q13 Form 10-Q Intellectual Property Risk Factor

(http://www.sec.gov/Archives/edgar/data/835887/000083588713000090/0000835887-13-000090-index.htm)

We are dependent on patents and other intellectual property rights. The validity, enforceability and commercial value of these rights are highly uncertain.

We own or have direct or sub-licenses to a number of issued patents. We must obtain, maintain and enforce patent and other rights to protect our intellectual property. The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There are many laws, regulations and judicial decisions that dictate and otherwise influence the manner in which patent applications are filed and prosecuted and in which patents are granted and enforced. There is no clear policy involving the breadth of claims allowed, or the degree of protection afforded, under patents in this area. In addition, we are aware of others who have patent applications or patents containing claims similar to or overlapping those in our patents and patent applications. Accordingly, patent applications owned by or licensed to us may not result in patents being issued. Even if we own or license a relevant issued patent, we may not be able to preclude competitors from commercializing drugs that may compete directly with one or more of our products or product candidates, in which event such rights may not provide us with any meaningful competitive advantage. Patents also expire by law. For example, we and Salix have no patent protection outside the U.S. for subcutaneous Relistor, our approved product, although we do have regulatory data exclusivity which provides a competitive barrier to generic entry for limited periods of time. In the absence or upon expiration or successful challenge of patent protection, drugs may be subject to generic competition, which could adversely affect pricing and sales volumes of the affected products.

It is generally difficult to determine the relative strength or scope of a biotechnology or pharmaceutical patent position in absolute terms at any given time. The issuance of a patent is not conclusive as to its validity or enforceability, which can be challenged in litigation or via administrative proceedings. The license agreements from which we derive or out-license intellectual property provide for various royalty, milestone and other payment, commercialization, sublicensing, patent prosecution and enforcement, insurance, indemnification and other obligations and rights, and are subject to certain reservations of rights. While we generally have the right to defend and enforce patents licensed to or by us, either in the first instance or if the licensor or licensee chooses not to do so, we must usually bear the cost of doing so. Under our license agreement with Salix, Salix generally has the first right to control the defense and enforcement of our Relistor patents. With respect to Japan, Ono has certain limited rights to prosecute, maintain and enforce relevant intellectual property. We may incur substantial costs in seeking to uphold the validity of patents or to prevent infringement. If the outcome of a dispute or contest is adverse to us, third parties may be able to use our patented invention without payment to us. Third parties may also avoid our patents through design innovation.